QUANT FUNDS



ANNUAL REPORT

MARCH 31, 2008

U.S. EQUITY FUNDS

Quant Small Cap Fund

Quant Long/Short Fund

INTERNATIONAL EQUITY FUNDS

Quant Emerging Markets Fund

Quant Foreign Value Fund

Quant Small Cap Fund
Quant Long/Short Fund
Quant Emerging Markets Fund
Quant Foreign Value Fund
ANNUAL REPORT
March 31, 2008

TABLE OF CONTENTS

This report must be preceded or accompanied by a current Quant Funds prospectus for individuals who are not current shareholders of the Funds. You should read the prospectus carefully before investing because it contains more complete information on the Quant Funds' investment objectives, risks, charges and expenses. Please consider this information carefully. For a prospectus and other information, visit www.quantfunds.com or call (800) 326-2151.

NOT FDIC INSURED • MAY LOSE VALUE • NO BANK GUARANTEE

Neither the Quant Funds nor U.S. Boston Capital Corporation is a bank.

Dear Fellow Shareholder,

We are pleased to provide you with the Quantitative Group of Funds' Annual Report for the year ended March 31, 2008 to update you on recent market conditions and the performance of the Quant Funds.

After months of anticipating the fallout from the subprime fiasco, the 3rd and 4th quarters of 2007 showed significant downturns as a result of the housing bubble burst. The negative effects of the real estate crisis extended overseas to the international markets, hitting both developed and emerging markets. The financial sector was hit especially hard both at home and abroad. Domestically, in an effort to counteract the market's declines, the Federal Reserve began cutting the Fed Funds Rate; from September 2007 through March of 2008, the Fed cut the Fed Funds Rate from 5.25% to 2.25%. Also, the U.S. Congress passed a bill for a two-year, $168 billion stimulus package to help boost consumer spending. Whether these efforts will have a positive effect on the U.S. market, or the overseas markets, is still to be determined.

Overall, the world's markets did not perform as well over the last four quarters as they did in the four quarters prior; however, the 2008 first quarter's steep decline in the world's equity markets skewed the overall returns for the running year. The U.S. equity market dropped 9.45% for the first quarter 2008 and 5.08% for the running year (as represented by the S&P 500 Index). Established foreign markets performed slightly better but still decreased by 8.82% for the first quarter and 2.27% for the running year (MSCI EAFE Index). The Emerging Markets also declined in the first quarter by 10.92% (MSCI EM Index) but performed strongly on the world stage as they rose 21.65% for the running year.

12-month Index Performance		
S&P 500	↓	5.08%
Russell 2000	↓	13.00%
MSCI EM	↑	21.65%
MSCI EAFE	↓	2.27%

We believe that the recent market volatility will create opportunities for our fund managers to add value through their time tested portfolio construction practices. The Quant Foreign Value Fund invests in companies with strong cash flow, which we believe will be an advantage should we continue to experience a contracting credit market. The Quant Emerging Markets Fund may benefit from the Olympics, giving a boost to a slightly slowing Chinese economy. The Quant Small Cap Fund expects that the down market may create an attractive buying environment for previously over-valued smaller companies. Finally, the Quant Long/Short Fund has switched sub-advisors to Analytic Investors, LLC, which we believe will bolster our lineup of boutique managers with strong quantitative backgrounds.

We thank you for your continued confidence in the Quant Funds. Please feel free to e-mail us at feedback@quantfunds.com or call us at 800-326-2151 with any questions or for assistance on your account.

Sincerely,

Willard Umphrey
President and Chairman

Any statements in this Shareholder Letter regarding market or economic trends or the factors influencing the historical or future performance of the Quant Funds are the views of Fund management as of the date of this report. These views are subject to change at any time based upon market and other conditions, and Fund management disclaims any responsibility to update such views. These views may not be relied upon as investment advice or as an indication of trading intent on behalf of any Quant Fund. Any references to specific securities are not recommendations of such securities and may not be representative of any Quant Fund's current or future investments.

Past performance is no guarantee of future results, and there is no guarantee that market forecasts will be realized.

FUND EXPENSES

We believe it's important for Fund shareholders to have a clear understanding of fund expenses and the impact expenses have on investment returns. The following is important information about each Fund's Expense Example, which appears below.

Expense Example

As a shareholder of a fund, you incur two types of costs: (1) transaction costs, including deferred sales charges (on Ordinary Shares when redeemed), and (2) ongoing costs, including management fees, distribution (12b-1) fees (on Ordinary Shares) and other Fund expenses. The example is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. These examples are based on $1,000 invested at the beginning of the period and held for the entire period from October 1, 2007 to March 31, 2008.

Actual Expenses and Returns

The example provides information about actual account returns and actual expenses. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. To estimate the expenses you paid over the period, simply divide your account value by $1,000, then multiply the result by the number under the heading "Expenses Paid During the Period."

Hypothetical Example for Comparison Purposes

The example shows you hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return.

The hypothetical account values and hypothetical expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing expenses of investing in the Fund with the ongoing expenses of other funds. To do so, compare the Fund's 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs. They do not reflect any transactional costs, such as deferred sales charges. Thus, the "hypothetical" lines in the table are useful in comparing ongoing costs only, and will not help you determine the relative costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher. See the Funds' prospectus for a complete description of these transactional costs.

Expense Example for the 6 months ended March 31, 2008

Quant Fund	Share Class	Total Return Description	Beginning Account Value 10/01/07	Ending Account Value 03/31/08	Annualized Expense Ratio	Expenses Paid 10/01/07 03/31/08
Small Cap	Ordinary	Actual	$1,000.00	$816.16	1.53%	$6.95
		Hypothetical	$1,000.00	$1,017.35	1.53%	$7.72
	Institutional	Actual	$1,000.00	$817.31	1.30%	$5.90
		Hypothetical	$1,000.00	$1,018.51	1.30%	$6.55
Long/Short	Ordinary	Actual	$1,000.00	$833.25	2.36%	$10.80
		Hypothetical	$1,000.00	$1,013.21	2.36%	$11.86
	Institutional	Actual	$1,000.00	$830.81	3.01%	$13.78
		Hypothetical	$1,000.00	$1,009.94	3.01%	$15.13
Emerging Markets	Ordinary	Actual	$1,000.00	$878.73	1.61%	$7.54
		Hypothetical	$1,000.00	$1,016.97	1.61%	$8.09
	Institutional	Actual	$1,000.00	$879.71	1.42%	$6.66
		Hypothetical	$1,000.00	$1,017.91	1.42%	$7.15
Foreign Value	Ordinary	Actual	$1,000.00	$906.96	1.55%	$7.39
		Hypothetical	$1,000.00	$1,017.25	1.55%	$7.81
	Institutional	Actual	$1,000.00	$908.02	1.31%	$6.24
		Hypothetical	$1,000.00	$1,018.46	1.31%	$6.60

QUANT SMALL CAP FUND

INVESTMENT PROFILE

All Data as of March 31, 2008

Investment Commentary

For the 12-month period ended March 31, 2008, Quant Small Cap Fund's Ordinary Shares (the "Fund") underperformed its benchmark, the Russell 2000 Index. The Fund achieved a return of -15.17% at net asset value compared to -13.00% for the Russell 2000 Index.

Fund Information		
Net Assets Under Management	$144.2 Million	
Number of Companies	65	
Price to Book Ratio	2.6	
Price to Earnings Ratio	18.4	
	Ordinary	Institutional
Total Expense Ratio (Net)	1.59%	1.30%
Ticker Symbol	USBNX	QBNAX

Market Conditions and Investment Strategies

The financial markets were fraught with turbulence over the past year, not unlike an airplane that encounters bad weather. Although the disturbances began in 2007 when the subprime mortgage crisis began to unfold, other issues emerged in early 2008 to buffet the markets and heighten investor concerns. At the top of the list was the very underpinning of the financial system. As the housing market collapsed and a credit crisis developed, two major financial institutions had to be rescued from almost certain bankruptcy in deals orchestrated by the Federal Reserve. The Fed aggressively cut interest rates beginning in September 2007 and injected billions of dollars of liquidity to calm the markets. In addition, oil prices surged over $100 per barrel and combined with other commodities to push inflation higher. Job growth slowed, the unemployment rate crept above 5%, consumer spending stalled and GDP growth fell to less than 1%. The credit crisis has set the tone for the markets and it is uncertain whether we have seen the worst. The months ahead will reveal whether the Fed's policies have worked to ease the turbulence and if calmer conditions will prevail.

Over the past year, the equity markets experienced their worst performance in five years. The three worst performing sectors in the Russell 2000 Index for this period were Consumer Discretionary -28%, Financials -21%, and Information Technology -19%. The best performing sectors were Energy +17%, and Materials +6%.

Our best performing sectors were Energy +40%, and Telecommunication Services +6%. In Energy, one of our largest holdings, Core Laboratories N.V., a provider of energy services, gained over 40% during the period. In Consumer Discretionary, RARE Hospitality International Inc. was the object of an acquisition offer and gained over 26%. Our substantial underweight in the highly volatile Financials sector also benefitted performance and contributed to relative return. Our worst performing sectors were Information Technology -27% and Consumer Discretionary -23% where Verint Systems Inc. and Entercom Communications Corp. were the primary detractors as earnings disappointed.

Our underperformance versus the Index was primarily a result of stock selection in the Industrials sector. The poor performance of NutriSystem Inc., which failed to deliver on product sales, and Huron Consulting Group Inc., where earnings estimates were lowered, contributed to detract a total of 2.34% from relative performance.

Portfolio Changes

The Fund incurred several changes in sector weightings over the past year. Industrials, Financials, Health Care and Information Technology declined while Energy, Telecommunication Services and Materials rose in weighting. Consumer Discretionary and Consumer Staples, remained virtually unchanged. We continued to have no exposure to the Utilities sector.

Outlook for 2008

Market declines are always unpleasant but bargains can often be found at times when investor sentiment is at its worst. Stocks often decline below what could be considered their intrinsic value. With consumer confidence at a five year low, we believe that we are in the midst of such a time and are perusing the markets to uncover these values.

The Fund is co-managed by Robert von Pentz, CFA, and Rhys Williams of Columbia Partners, L.L.C. Investment Management.

Top 10 Holdings

Percentage of total net assets	37.6%
Core Laboratories N.V.	5.0%
Entertainment Properties Trust	4.9%
Crown Castle International Corporation	4.9%
Ventas, Inc.	4.1%
Vail Resorts, Inc.	3.9%
Sotheby's	3.6%
BE Aerospace, Inc.	3.0%
Psychiatric Solutions, Inc.	2.9%
Guess?, Inc.	2.8%
NICE-Systems, Ltd.	2.5%

There is no guarantee that such securities will continue to be viewed favorably or held in the Fund's portfolio.

Sector Allocation

Percentage of total net assets	100.0%
Industrials	18.6%
Consumer Discretionary	14.1%
Financials	13.7%
Health Care	12.3%
Information Technology	11.5%
Energy	8.3%
Telecommunication Services	7.6%
Consumer Staples	4.9%
Materials	4.0%
Cash and Other Assets (Net)	5.0%

Value of a $10,000 Investment

Quant Small Cap (QSC) Ordinary Shares vs. Russell 2000 Index



QSC $17,930
Index $16,208

Average Annual Total Returns

	1Q 2008	Six Months	One Year	Five Year	Ten Year	Since Inception	Inception Date
Ordinary Shares	-12.51%	-18.38%	-15.17%	15.78%	6.01%	12.34%	08/03/92
Ordinary Shares (adjusted)[1]	-13.38%	-19.20%	-16.02%	15.55%	5.91%	12.27%	08/03/92
Institutional Shares[2]	-12.45%	-18.27%	-14.87%	16.32%	6.54%	11.42%	01/06/93
Russell 2000[3]	-9.90%	-14.03%	-13.00%	14.90%	4.96%	9.91%	———

1 Reflects deduction of a 1% deferred sales charge.

2 Institutional Shares may only be purchased by certain categories of investors and are not subject to sales charges or distribution fees.

3 The Russell 2000 Index is a market capitalization-weighted index of 2,000 small company stocks. It is widely recognized as representative of the general market for small company stocks. Index returns assume the reinvestment of dividends and, unlike Fund returns, do not reflect any fees or expenses. You cannot invest directly in an Index. The beginning date for the Index is 9/30/92.

Small company stocks may trade less frequently and in a limited volume, and their prices may fluctuate more than stocks of other companies. Small company stocks may therefore be more vulnerable to adverse developments than those of larger companies.

Performance data quoted represents past performance and is no guarantee of future results and the information above does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of shares. Current Fund performance may be lower or higher than performance data quoted. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. For the most recent month-end performance, visit the Fund's website at www.quantfunds.com. **Before investing, carefully consider the Fund's investment objectives, risks, charges and expenses. For this and other information obtain the Fund's prospectus by calling (800) 326-2151 or visiting www.quantfunds.com. Please read the prospectus carefully before you invest.**

QUANT LONG/SHORT FUND

INVESTMENT PROFILE

All Data as of March 31, 2008

Investment Commentary

For the 12-month period ended March 31, 2008, Quant Long/Short Fund's Ordinary Shares (the "Fund") underperformed its benchmark, the S&P 500 Index (the "Index"). The Fund achieved a return of -14.43% at net asset value compared to -5.08% for the Index.

Fund Information		
Net Assets Under Management	$70.8 Million	
Number of Companies	182	
Price to Book Ratio	3.2	
Price to Earnings Ratio	14.1	
	Ordinary	Institutional
Total Expense Ratio (Net)	2.12%	2.17%
Ticker Symbol	USBOX	QGIAX

Market Conditions and Investment Strategies

SSgA Funds Management Inc. ("SSgA") managed the Fund's portfolio for the first nine months of the fiscal year. For the nine-month period ended December 31, 2007, the Fund's Ordinary Shares underperformed the Index, achieving a return of -4.39% at net asset value compared to 4.82% for the Index. The investment process incorporated perspectives on valuation, quality and sentiment which offered mixed performance during the period. Specifically, valuation components, earnings yield and free cash flow served as weak predictors of stock price appreciation.

Performance results were primarily driven by stock selection positions. Poor performance of stocks held by the Fund in the health care, technology and consumer staples sectors were the main detractors of the Fund's performance. Positions in consumer discretionary, industrials and financials sector, however, partially offset some of the Fund's shortfall. The largest detractors of performance were long positions in health care stocks King Pharmaceuticals (-42%) and WellCare Health Plans (-79%). A long position in Big Lots, which fell 48% over the period, also hurt performance. Long positions in AGCO Corp. (+83%) and GameStop Corp. (+67%) as well as short positions in Circuit City (-73%) and Advanced Micro Devices (-51%) were the most successful positions for the period.

Analytic Investors, LLC ("Analytic") replaced SSgA as subadvisor to the Fund on January 2, 2008. For the three month period ended March 31, 2008, the Fund's Ordinary Shares underperformed the Index achieving a return of -10.50% at net asset value compared to -9.45% for the Index. Performance during the period was helped by strong stock selection within the financials sector stemming primarily from short positions in Bear Stearns and Washington Mutual. The Fund was hindered by negative stock selection in the health care sector, however, due to long positions in Humana and McKesson Corporation.

The market continued its visible move away from low-quality value securities and into higher-quality growth companies. Companies with above-average exposures to valuation characteristics continued to demonstrate negative trends, although a one-month reversal was observed in January. Recessionary fears coupled with a difficult credit market coerced investors to seek companies with cleaner balance sheets as evidenced by a pronounced focus on companies with a high interest coverage ratio and away from signs of being overleveraged. Companies with higher asset utilization exposure faired well as did companies with strong recent earnings growth. Finally, higher-yielding securities were rewarded during the period as the Fed cut rates and investors sought yield in the equity market.

Portfolio Changes

During the first nine months of the fiscal year, the Fund's positions in energy and utility stocks were increased and positions within consumer discretionary, financials and health care stocks were decreased.

At the beginning of January 2008, the Fund experienced a high amount of turnover at the time of the change in subadvisers, due to differences between the quantitative models employed at SSgA and Analytic. The Fund's exposure to securities exhibiting above-average asset utilization, cash flow to price, and interest coverage characteristic exposures were increased. Securities with below-average leverage levels were sought to reduce exposure to this characteristic. Management reduced the Fund's exposure to securities exhibiting strong sales-to-price ratios, as the characteristic was rewarded less and less in the marketplace.

Outlook for 2008

Going forward we will continue to reduce exposures to leveraged companies and gravitate toward higher-quality attributes such as asset utilization, interest coverage and cash flow to price. If the market continues to reward dividend yield, exposures should gradually increase as the model adapts.

The Fund's portfolio is managed by a team of portfolio managers at Analytic Investors, LLC. The lead portfolio managers are Harindra de Silva, Ph.D.,CFA, Dennis Bein, CFA, and Steve Sapra, CFA.

Top 10 Long Holdings

Percentage of total net assets	38.2%
AT&T Corporation	5.2%
Exxon Mobil Corporation	4.8%
General Electric Company	4.4%
Chevron Texaco Corporation	4.3%
Hewlett-Packard Company	3.8%
JPMorgan Chase & Co.	3.4%
FedEx Corporation	3.4%
The Boeing Company	3.2%
McKesson Corporation	2.9%
Microsoft Corporation	2.8%

There is no guarantee that such securities will continue to be viewed favorably or held in the Fund's portfolio.

Top 10 Short Holdings

Percentage of total net assets	-15.2%
Linear Technology Corporation	-2.1%
Central European Media Enterprises, Ltd.	-1.9%
Lincare Holdings, Inc.	-1.8%
Copa Holdings, S.A.	-1.7%
Windstream Corporation	-1.4%
Mylan, Inc.	-1.4%
The Ryland Group, Inc.	-1.3%
Zebra Technologies Corporation	-1.3%
The Goldman Sachs Group, Inc.	-1.2%
Teekay Corporation	-1.1%

There is no guarantee that such securities will continue to be viewed favorably or held in the Fund's portfolio.

Sector Allocation

Percentage of total net assets	100.0%
Industrials	22.9%
Financials	19.5%
Information Technology	18.8%
Health Care	15.9%
Energy	14.7%
Consumer Discretionary	12.8%
Consumer Staples	8.9%
Materials	5.5%
Telecommunication Services	5.4%
Utilities	3.5%
Cash and Other Assets (Net)	1.0%
Short Positions	-28.9%

Value of a $10,000 Investment

Quant Long/Short (QLS) Ordinary Shares vs. S&P 500 Index



QLS $12,102
Index $14,112

Average Annual Total Returns

	1Q 2008	Six Months	One Year	Five Year	Ten Year	Since Inception	Inception Date
Ordinary Shares	-10.50%	-16.68%	-14.43%	8.81%	1.93%	10.25%	05/06/85
Ordinary Shares (adjusted)[1]	-11.39%	-17.51%	-15.28%	8.59%	1.83%	10.20%	05/06/85
Institutional Shares[2]	-10.69%	-16.92%	-14.49%	9.20%	2.38%	8.71%	03/25/91
S & P 500[3]	-9.45%	-12.47%	-5.08%	11.31%	3.50%	11.47%	———

1 Reflects deduction of a 1% deferred sales charge.

2 Institutional Shares may only be purchased by certain categories of investors and are not subject to sales charges or distribution fees.

3 The S&P 500 Index is an unmanaged index of stocks chosen for their size and industry characteristics. It is widely recognized as representative of stocks in the United States. Index returns assume the reinvestment of dividends and, unlike Fund returns, do not reflect any fees or expenses. You cannot invest directly in the Index. The beginning date for the Index is 6/30/85.

Short selling involves certain risks including the possibility that short positions do not limit the Fund's stock market exposure as expected, that the future value of a short position increases above its recorded value potentially resulting in an unlimited loss and that the lender of a security sold short could terminate the loan at a price or time that is disadvantageous to the Fund.

Performance data quoted represents past performance and is no guarantee of future results and the information above does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of shares. Current fund performance may be lower or higher than performance data quoted. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. For the most recent month-end performance, visit the Fund's website at www.quantfunds.com. **Before investing, carefully consider the Fund's investment objectives, risks, charges and expenses. For this and other information obtain the Fund's prospectus by calling (800) 326-2151 or visiting www.quantfunds.com. Please read the prospectus carefully before you invest.**

QUANT EMERGING MARKETS FUND

INVESTMENT PROFILE

All Data as of March 31, 2008

Investment Commentary

For the 12-month period ending March 31, 2008, Quant Emerging Markets Fund's Ordinary Shares (the "Fund") underperformed its benchmark, the MSCI Emerging Markets Index (the "Index"). The Fund had a return of 19.35% at net asset value compared to 21.65% for the Index.

Fund Information		
Net Assets Under Management	$532.0 Million	
Number of Companies	72	
Price to Book Ratio	2.4	
Price to Earnings Ratio	12.0	
	Ordinary	Institutional
Total Expense Ratio (Net)	1.60%	1.39%
Ticker Symbol	QFFOX	QEMAX

Market Conditions and Investment Strategies

The fiscal year was positive for all the major regions of the Emerging Markets despite the negative returns at the end of the period. Asia, Eastern Europe and Africa fared the worst in the last months while Latin America, also negative, fared better than the other regions. All of the markets were affected by global economic conditions, but when mixed with local market factors and economic developments, they responded differently.

Some of the most influential economic developments have been the continued rise in energy prices as well as the effect of the volatility in credit markets due to the deteriorating quality in the loans of many large institutions. Locally, many of the countries began to see a rise in the price of food contributing to a rise in inflation.

Exporting goods is a major portion of many Emerging Market economies. Throughout the beginning of the fiscal year, exports remained strong and added to the positive returns. However, towards the end of the period, the United States began to show signs of a slowing, possibly recessionary economy. The US Dollar also declined during this period, effectively raising the price of exports from the Emerging Market countries. Exports have slowed in recent months putting further pressure on economic growth.

The top three contributors to performance were in the industrials and materials sectors. The leading contributor was Hyundai Heavy Industries a South Korean shipbuilder that saw gains due to strong demand for ships. Angang Steel, the second largest contributor, is China's third largest steelmaker. A proposal for a new mill increased the likelihood of improved output capacity and growth potential. Finally, China Shipping Development Company saw increased profits due to China's surging demand for iron ore imports that drove up freight rates.

The top three relative detractors were based mainly within the financial sector. The worst detractor was Hopson Development Holdings, one of China's largest real estate companies, which had disappointing earnings due to unexpected delays in Beijing construction projects. The second largest detractor was Concorcio ARA, a Mexican homebuilder, which fell due to concern that government grants would not be issued quickly enough to increase earnings. Finally, Shenzhen Investment Ltd., a Chinese financial stock based in property development, experienced losses due to slowing real estate and building demand.

Portfolio Changes

Over the past fiscal year, there have been no significant changes to the Fund's portfolio. The quantitative strategy employed takes advantage of inefficiencies in the market while controlling risk exposures. Emphasis is placed upon maintaining neutrality across sectors and countries so that stock selection is the main driver of performance. The exception is India, where valuation and liquidity has limited the Fund's exposure to this market. The investment team continues to monitor this position for investment opportunities.

Outlook for 2008

The health of global markets depends on the factors mentioned above as well as GDP growth in individual countries. The export of goods and materials across many Emerging Markets was affected by the slowing of large importing economies like the U.S. The flow of goods and services is crucial to those countries that depend heavily on exporting. Many Emerging Markets are commodity-intensive, so movement in these prices will be reflected in the securities markets. The health of the markets in non-emerging market economies must improve in order to slow or stop the trickle-down effect that has weakened the Emerging Market economies. Overall we would expect to see some volatility in the short term in the emerging markets.

The Fund's portfolio is managed by a team of portfolio managers at Panagora Asset Management, Inc. The Fund's co-lead portfolio managers are David P. Nolan and Richard T. Wilk.

Top 10 Holdings

Percentage of total net assets	29.4%
Gazprom	4.1%
China Mobile Limited	3.4%
Companhia Vale do Rio Doce	3.3%
Petroleo Brasileiro SA	3.1%
iShares MSCI Emerging Markets Index Fund	2.9%
Vanguard Emerging Markets ETF	2.8%
Hyundai Mipo Dockyard Co., Ltd.	2.6%
Ceske Energeticke Zavody	2.5%
China Shipping Development Company, Ltd.	2.4%
PTT Aromatics and Refining Public Co. Ltd.	2.3%

There is no guarantee that such securities will continue to be viewed favorably or held in the Fund's portfolio.

Top 10 Country Allocations

Percentage of total net assets	82.0%
Brazil	15.0%
China	14.3%
South Korea	11.6%
Taiwan	11.1%
Russia	9.2%
Mexico	6.7%
South Africa	5.7%
Thailand	3.1%
Turkey	2.8%
India	2.5%

Sector Allocation

Percentage of total net assets	100.0%
Financials	19.0%
Energy	17.4%
Materials	16.0%
Telecommunication Services	12.1%
Industrials	9.4%
Information Technology	8.8%
Exchange Traded Funds	6.0%
Utilities	5.1%
Consumer Staples	3.9%
Consumer Discretionary	2.3%

Value of a $10,000 Investment

Quant Emerging Markets (QEM) Ordinary Shares vs. MSCI EM Index



QEM $41,892
Index $32,882

Average Annual Total Returns

	1Q 2008	Six Months	One Year	Five Year	Ten Year	Since Inception	Inception Date
Ordinary Shares	-13.61%	-12.13%	19.35%	38.67%	15.41%	9.33%	09/30/94
Ordinary Shares (adjusted)[1]	-14.47%	-13.01%	18.15%	38.40%	15.29%	9.25%	09/30/94
Institutional Shares[2]	-13.57%	-12.03%	19.67%	39.18%	15.92%	12.29%	04/02/96
MSCI EM[3]	-10.92%	-7.66%	21.65%	35.95%	12.53%	7.52%	————

1 Reflects deduction of a 1% deferred sales charge.

2 Institutional Shares may only be purchased by certain categories of investors and are not subject to sales charges or distribution fees.

3 The Morgan Stanley Capital International Emerging Markets ("MSCI EM") Index is an unmanaged index comprised of stocks located in countries other than the United States. It is widely recognized as representative of the general market for emerging markets. Index returns assume the reinvestment of dividends and, unlike Fund returns, do not reflect fees or expenses. You cannot invest directly in an Index. The beginning date for the Index is 6/30/85.

Investing in foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.

Performance data quoted represents past performance and is no guarantee of future results and the information above does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of shares. Current fund performance may be lower or higher than performance data quoted. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. For the most recent month-end performance, visit the Fund's website at www.quantfunds.com. **Before investing, carefully consider the Fund's investment objectives, risks, charges and expenses. For this and other information obtain the Fund's prospectus by calling (800) 326-2151 or visiting www.quantfunds.com. Please read the prospectus carefully before you invest.**

QUANT FOREIGN VALUE FUND

INVESTMENT PROFILE

All Data as of March 30, 2008

Investment Commentary

For the 12-month period ended March 31, 2008, Quant Foreign Value Fund's Ordinary Shares (the "Fund") underperformed its benchmark, Morgan Stanley Capital International Europe, Australasia, Far East Index (the Index"). The Fund achieved a return of -8.71% at net asset value compared to -2.27% for the Index.

Fund Information		
Net Assets Under Management	$922.1 Million	
Number of Companies	54	
Price to Book Ratio	1.8	
Price to Earnings Ratio	11.7	
	Ordinary	Institutional
Total Expense Ratio (Net)	1.56%	1.32%
Ticker Symbol	QFVOX	QFVIX

Market Conditions and Investment Strategies

Remaining steadfast to a value investment strategy, which seeks companies with strong free cash flow and good management, the Fund encountered a volatile 2007 market. In panic-stricken markets, investor behavior has historically led to uncontrolled selling resulting in irrational pricing of assets and stocks. During the year, a clear disconnect between company fundamentals and stock market valuations became evident. The impairment of capital at banks and investment banks that produced losses due to poor credit and investment decisions has reduced the amount of credit available from these institutions. This has, in turn, resulted in an economic slowdown in the United States that has spread to other countries.

The investment strategy of the Fund is based on the belief that when markets are in decline during volatile periods, the value of companies can decline to levels that undervalue the future cash flow of the firm. The volatile market in the last fiscal year presented such conditions so Fund management capitalized on opportunities to build portfolio positions, identifying strong companies at what Management believes are exceptional valuations. New investments made as well as some existing holdings were affected by market volatility and caused the portfolio to experience a short-term performance dip; however, as markets returned to a focus on fundamentals, Fund performance improved for the last fiscal quarter.

A number of materials and industrial holdings across a myriad of countries helped performance. While paper, cement and aggregates, and chemical declined, other material and industrial companies generated positive returns, clearly benefiting from demand to facilitate growth of a healthy world economy generally outside the U.S. Among the top performers were Finnish construction and crane operators, including KCI Konecranes. Sasol, a South African diversified fuel, chemical, and related manufacturing company, also contributed positively.

Japanese consumer staples companies also proved strong performers over the last few months, turning the tide after several quarters of underperformance. In Japan, the combination of beverage price increases and yen appreciation helped the Fund's dairy and brewery holdings at year end.

Consumer discretionary was the largest detractor to performance. In the U.K., credit market volatility negatively affected residential homebuilders. Some U.K. homebuilders, however, have reported satisfactory 2008 earnings, while increasing dividends and buying back stock. While this data is positive news, it still may take some time to filter through the market.

Portfolio Changes

During the year, Fund management sold stocks that reached valuation limits, redeploying the cash to new and current portfolio positions. By making such purchases, management was able to improve the valuation of the portfolio and reduce overweight exposures in some sectors.

The Fund reduced holdings in some European stocks to make new investments in German and Irish financials and an Asian oil refinery. The Fund's research process identified values in non-U.S. banks, many of which have strong balance sheets, good customer funding and clean loan portfolios – yet these holdings had lackluster performance. As these banks reported early 2008 earnings, many investors began to reward these solidly managed institutions. New investments were made in German insurance companies. The Fund also invested in a Japanese music/video company; as the Japanese market strengthens, consumer discretionary spending may continue to grow.

Outlook for 2008

This market environment presents good buying opportunities, as Fund management continues to identify new compelling valuations on companies overseas. In conducting local research, meeting with management teams and interviewing local competitors, Fund management has pinpointed many new high-quality companies previously dismissed due to high valuations.

The Fund's lead portfolio manager is Bernard R. Horn, Jr., of Polaris Capital Management, LLC

Top 10 Holdings

Percentage of total net assets	25.1%
Kone Corporation OYJ-B	2.7%
Konecranes OYJ	2.6%
Bank of Ireland	2.6%
Yit OYJ	2.6%
Imerys S.A.	2.6%
Tecnip S.A.	2.5%
Cargotec Corp., Class B	2.5%
Asahi Breweries Ltd.	2.4%
Meiji Dairies Corporation	2.3%
Greencore Group PLC	2.3%

There is no guarantee that such securities will continue to be viewed favorably or held in the Fund's portfolio.

Top 10 Country Allocations

Percentage of total net assets	82.3%
Japan	17.7%
Finland	11.3%
Ireland	10.6%
United Kingdom	10.2%
France	9.0%
South Africa	6.7%
Sweden	4.8%
Germany	4.1%
Belgium	4.1%
South Korea	3.8%

Sector Allocation

Percentage of total net assets	100.0%
Materials	24.2%
Industrials	20.4%
Financials	18.2%
Consumer Discretionary	15.2%
Consumer Staples	7.2%
Energy	6.4%
Telecommunication Services	3.3%
Utilities	2.9%
Information Technology	2.2%

Value of a $10,000 Investment

Quant Foreign Value (QFV) Ordinary Shares vs. MSCI EAFE Index



QFV $24,424
Index $19,421

Average Annual Total Returns

	1Q 2008	Six Months	One Year	Five Year	Ten Year	Since Inception	Inception Date
Ordinary Shares	-2.02%	-9.30%	-8.71%	24.43%	N/A	9.45%	05/15/98
Ordinary Shares (adjusted)[1]	-3.00%	-10.21%	-9.63%	24.18%	N/A	9.34%	05/15/98
Institutional Shares[2]	-1.96%	-9.20%	-8.49%	24.74%	N/A	12.37%	12/18/98
MSCI EAFE[3]	-8.82%	-7.26%	-2.27%	21.90%	6.56%	6.95%	————

1 Reflects deduction of a 1% deferred sales charge.

2 Institutional Shares may only be purchased by certain categories of investors and are not subject to sales charges or distribution fees.

3 The Morgan Stanley Capital International Europe, Australasia, and Far East ("MSCI EAFE") Index is an unmanaged index comprised of stocks in countries other than the United States. It is widely recognized as representative of the general market for foreign markets. Index returns assume the reinvestment of dividends and, unlike Fund returns, do not reflect any fees or expenses. You cannot invest directly in an Index. The beginning date for the Index is 6/30/98.

Investing in foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.

Performance data quoted represents past performance and is no guarantee of future results and the information above does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of shares. Current fund performance may be lower or higher than performance data quoted. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. For the most recent month-end performance, visit the Fund's website at www.quantfunds.com. **Before investing, carefully consider the Fund's investment objectives, risks, charges and expenses. For this and other information obtain the Fund's prospectus by calling (800) 326-2151 or visiting www.quantfunds.com. Please read the prospectus carefully before you invest.**

QUANT SMALL CAP FUND

SCHEDULE OF INVESTMENTS

March 31, 2008

Common Stock—95.0%

	Shares	Value
AEROSPACE & DEFENSE—3.0%		
BE Aerospace, Inc. (a)	124,015	$ 4,334,324
COMMERCIAL SERVICES & SUPPLIES—11.7%		
Acacia Research Corporation (a)	143,854	827,161
AMN Healthcare Services, Inc. (a)	79,639	1,228,033
Huron Consulting Group, Inc. (a)	32,990	1,370,735
inVentiv Health, Inc. (a)	42,635	1,228,314
Kforce Inc. (a)	152,142	1,344,935
Life Sciences Research, Inc. (a)	12,905	361,340
Novamerican Steel, Inc. (a)	129,671	379,936
Sotheby's	179,401	5,186,483
Star Bulk Carriers Corp.	135,130	1,543,185
Waste Connections, Inc. (a)	110,968	3,411,156
		16,881,278
COMMUNICATIONS EQUIPMENT—6.8%		
Comtech Telecommunications Corporation (a)	45,496	1,774,344
Comverse Technology, Inc. (a)	68,213	1,050,480
NICE-Systems, Ltd. (a) (b)	127,763	3,605,472
Polycom, Inc. (a)	65,567	1,477,880
Sierra Wireless, Inc. (a)	117,187	1,869,133
		9,777,309
ELECTRICAL EQUIPMENT—1.5%		
Evergreen Solar, Inc. (a)	228,001	2,113,569
ENERGY EQUIPMENT & SERVICES—6.7%		
Core Laboratories N.V. (a)	60,226	7,184,962
Dawson Geophysical Company (a)	35,962	2,427,435
		9,612,397
FOOD PRODUCTS—3.7%		
The Great Atlantic & Pacific Tea Company, Inc. (a)	66,640	1,747,301
The Hain Celestial Group, Inc. (a)	50,785	1,498,157
United Natural Foods, Inc. (a)	108,534	2,030,671
		5,276,129
HEALTH CARE EQUIPMENT & SERVICES—10.6%		
Mentor Corporation	43,696	1,123,861
Omnicell Inc. (a)	150,293	3,020,890
Pet DRx Corporation (a)	133,671	548,051
Psychiatric Solutions, Inc. (a)	125,324	4,250,990
Schein (Henry), Inc. (a)	55,384	3,179,042
Sunrise Senior Living, Inc. (a)	63,951	1,424,828
ZOLL Medical Corporation (a)	65,795	1,749,489
		15,297,151
HOTELS, RESTAURANTS & LEISURE—5.1%		
California Pizza Kitchen, Inc. (a)	36,412	477,361
Great Wolf Resorts, Inc. (a)	93,865	598,859
National CineMedia, Inc.	29,478	662,665
Vail Resorts, Inc. (a)	116,186	5,610,622
		7,349,507

	Shares	Value
HOUSEHOLD DURABLES—0.8%		
Interface, Inc. CL A	80,390	$ 1,129,480
LEISURE EQUIPMENT & PRODUCTS—0.6%		
LeapFrog Enterprises, Inc. (a)	135,742	956,981
MACHINERY—2.4%		
Gardner Denver, Inc. (a)	93,448	3,466,921
MEDIA—3.9%		
Entercom Communications Corporation	140,554	1,395,701
Lions Gate Entertainment Corporation (a)	260,412	2,539,017
Regal Entertainment Group	89,817	1,732,570
		5,667,288
METALS & MINING—4.0%		
Coeur d'Alene Mines Corporation (a)	490,274	1,980,707
Hecla Mining Company (a)	166,138	1,854,100
Lundin Mining Corporation (a)	188,075	1,277,029
Stillwater Mining Company (a)	44,983	695,887
		5,807,723
OIL & GAS—1.6%		
Natural Gas Services Group Inc. (a)	108,340	2,365,062
PERSONAL PRODUCTS—1.2%		
Inter Parfums, Inc.	77,292	1,706,607
PHARMACEUTICALS—1.7%		
American Oriental Bioengineering, Inc. (a)	306,335	2,481,314
REAL ESTATE—13.7%		
Entertainment Properties Trust	143,480	7,077,868
FelCor Lodging Trust Inc.	168,197	2,023,410
Grubb & Ellis Company	192,301	1,321,108
Hersha Hospitality Trust	372,020	3,359,340
Ventas, Inc.	132,071	5,931,309
		19,713,035
RETAILING—3.7%		
GUESS?, Inc.	99,235	4,016,041
Urban Outfitters, Inc. (a)	40,321	1,264,063
		5,280,104
SOFTWARE & SERVICES—4.7%		
Blackboard, Inc. (a)	7,323	243,866
China Finance Online Co. Limited (a) (b)	18,187	252,799
Euronet Worldwide, Inc. (a)	41,650	802,179
Internet Capital Group, Inc. (a)	118,199	1,237,543
Intervoice, Inc. (a)	90,385	719,465
Synchronoss Technologies, Inc. (a)	53,650	1,074,610
Ulticom, Inc. (a)	167,009	1,127,311
Verint Systems Inc. (a)	84,715	1,366,453
		6,824,226
TELECOMMUNICATION SERVICES—0.3%		
Atlantic Tele-Network, Inc.	9,922	335,661

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

March 31, 2008

	Shares	Value
WIRELESS TELECOMMUNICATION SERVICES—7.3%		
Crown Castle International Corporation (a)	203,273	$ 7,010,886
SBA Communications Corporation (a)	118,619	3,538,405
		10,549,291
TOTAL COMMON STOCK		
(Cost $128,424,722)		136,925,357

Warrants—0.0%

Novamerican Steel, Inc. (a)	97,662	43,948
TOTAL WARRANTS		
(Cost $155,307)		43,948

Short Term Investments—8.1%

	Par Value	Value
State Street Bank & Trust Repurchase Agreement 0.05%, 4/01/08, (Dated 3/31/08), Collateralized by $10,945,000 par U.S. Treasury Bond—2%, 1/15/2026, Market Value $11,950,974, Repurchase Proceeds $11,712,016 (Cost $11,712,000)	$11,712,000	$ 11,712,000
TOTAL INVESTMENTS—103.1%		
(Cost $140,292,029) (c)		148,681,305
OTHER ASSETS & LIABILITIES (NET)—(3.1%)		(4,449,809)
NET ASSETS—100%		$144,231,496

(a) Non-income producing security
(b) ADR—American Depositary Receipts
(c) At March 31, 2008, the unrealized appreciation of investments based on aggregate cost for federal tax purposes of $140,290,615 was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 23,392,392
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(15,001,702)
Net unrealized appreciation/(depreciation)	$ 8,390,690

The percentage of each investment category is calculated as a percentage of net assets.

SCHEDULE OF INVESTMENTS

March 31, 2008
Common Stock—99.0%
Long Positions—127.9%

	Shares	Value		Shares	Value
AEROSPACE & DEFENSE—4.4%			**CONTAINERS & PACKAGING—0.3%**		
Lockheed Martin Corporation	7,238	$ 718,733	Crown Holdings, Inc. (a)	5,885	$ 148,067
Raytheon Company	1,594	102,988	Pactiv Corporation (a)	2,795	73,257
The Boeing Company	30,338	2,256,237			221,324
		3,077,958	**DISTRIBUTORS—0.1%**		
AIR FREIGHT & COURIER—3.6%			WESCO International, Inc. (a)	1,721	62,799
FedEx Corporation	25,893	2,399,504	**DIVERSIFIED FINANCIAL SERVICES—9.2%**		
United Parcel Service, Inc.	1,596	116,540	BlackRock, Inc.	6,613	1,350,242
		2,516,044	GLG Partners Inc. (a)	15,830	187,902
AIRLINES—0.0%			JPMorgan Chase & Co.	56,229	2,415,036
Delta Air Lines, Inc. (a)	3,281	28,217	State Street Corporation	9,943	785,497
AUTOMOBILES—3.1%			The Charles Schwab Corporation	82,782	1,558,785
Ford Motor Company (a)	201,677	1,153,592	The Nasdaq Stock Market, Inc. (a)	5,899	228,055
TRW Automotive Holdings Corp. (a)	44,979	1,051,159			6,525,517
		2,204,751	**DIVERSIFIED TELECOMMUNICATION SERVICES—5.2%**		
BANKS—0.6%			AT&T Corporation	96,900	3,711,270
First Citizens Bancshares, Inc.	27	3,763	**ELECTRIC UTILITIES—2.6%**		
The Bank of New York Mellon Corporation	10,459	436,454	Dynegy, Inc. (a)	37,144	293,066
		440,217	Reliant Energy, Inc. (a)	66,551	1,573,931
BEVERAGES—0.3%					1,866,997
Constellation Brands, Inc. (a)	10,265	181,383	**ELECTRONIC EQUIPMENT & INSTRUMENTS—3.1%**		
BUILDING PRODUCTS—1.0%			Arrow Electronics, Inc. (a)	9,045	304,364
Owens Corning (a)	37,641	682,431	Avnet, Inc. (a)	44,683	1,462,475
USG Corporation (a)	1,102	40,576	AVX Corporation	5,379	68,905
		723,007	Tech Data Corporation (a)	7,848	257,414
CHEMICALS—2.7%			Vishay Intertechnology, Inc. (a)	16,137	146,201
Ashland, Inc.	39,689	1,877,290			2,239,359
Cabot Corporation	2,442	68,376	**ENERGY EQUIPMENT & SERVICES—2.6%**		
		1,945,666	Halliburton Company	15,264	600,333
COMMERCIAL SERVICES AND SUPPLIES—2.0%			National Oilwell Varco, Inc. (a)	2,115	123,474
Allied Waste Industries, Inc. (a)	9,551	103,246	Schlumberger Limited	12,798	1,113,426
C.H. Robinson Worldwide, Inc.	4,331	235,606			1,837,233
Convergys Corporation (a)	3,182	47,921	**FOOD PRODUCTS—1.2%**		
Manpower, Inc.	154	8,664	Corn Products International, Inc.	22,008	817,377
MasterCard Incorporated	2,133	475,638	**FOOD STAPLES & DRUG RETAILING—4.0%**		
MoneyGram International, Inc.	14,861	27,642	Archer-Daniels-Midland Company	23,054	948,903
Steelcase, Inc.	45,952	508,229	Coca-Cola Enterprises, Inc.	27,113	656,135
		1,406,946	Rite Aid Corporation (a)	189,251	556,398
COMMUNICATIONS EQUIPMENT—0.2%			SYSCO Corporation	615	17,847
Motorola, Inc.	16,011	148,902	The Kroger Co.	26,681	677,697
COMPUTERS & PERIPHERALS—3.8%					2,856,980
Hewlett-Packard Company	58,469	2,669,695	**HEALTH CARE EQUIPMENT & SERVICES—5.1%**		
CONSTRUCTION ENGINEERING—2.8%			Advanced Medical Optics, Inc.	1,438	29,191
Jacobs Engineering Group, Inc. (a)	16,690	1,228,217	Humana Inc. (a)	25,519	1,144,782
URS Corporation (a)	23,407	765,175	McKesson Corporation	38,132	1,996,973
		1,993,392	Stryker Corporation	6,277	408,319
					3,579,265

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

March 31, 2008

	Shares	Value
HEALTH CARE PROVIDERS & SERVICES—5.2%		
Cardinal Health, Inc.	33,429	$ 1,755,357
CIGNA Corporation	28,066	1,138,638
Health Net, Inc. (a)	7,919	243,905
Tenet Healthcare Corporation (a)	84,317	477,234
WebMD Health Corp. (a)	2,403	56,639
		3,671,773
HOTELS, RESTAURANTS & LEISURE—1.5%		
Marriott International, Inc.	11,147	383,011
Wyndham Worldwide Corporation	30,766	636,241
		1,019,252
HOUSEHOLD DURABLES—0.2%		
Newell Rubbermaid, Inc.	48	1,098
Snap-on Incorporated	3,052	155,194
		156,292
HOUSEHOLD PRODUCTS—1.0%		
Procter & Gamble Company	10,495	735,385
INDUSTRIAL CONGLOMERATES—5.6%		
General Electric Company	83,527	3,091,334
KBR, Inc.	27,876	773,001
Reynolds American, Inc.	1,360	80,281
		3,944,616
INSURANCE—4.9%		
ACE Ltd.	19,012	1,046,801
American International Group, Inc.	472	20,414
MetLife, Inc.	13,066	787,357
The Travelers Companies, Inc.	33,345	1,595,558
		3,450,130
INTERNET SOFTWARE & SERVICES—1.3%		
Google, Inc. (a)	2,042	899,440
IT CONSULTING & SERVICES—4.1%		
Accenture, Ltd.	4,943	173,845
Electronic Data Systems Corporation	47,731	794,721
Sun Microsystems, Inc. (a)	103,282	1,603,970
Unisys Corporation (a)	77,932	345,239
		2,917,775
MACHINERY—3.3%		
Parker-Hannifin Corporation	21,424	1,484,040
The Timken Company	29,821	886,280
		2,370,320
MARINE—0.0%		
Alexander & Baldwin, Inc.	673	28,993
MEDIA—4.2%		
Clear Channel Outdoor Holdings, Inc. (a)	122	2,319
Disney (Walt) Company	22,363	701,751
Liberty Media Capital (a)	1,414	22,256
The DIRECTV Group, Inc. (a)	33,259	824,491
Time Warner, Inc.	100,745	1,412,445
		2,963,262

	Shares	Value
METALS & MINING—1.9%		
AK Steel Holding Corporation	10,743	$ 584,634
Freeport-McMoRan Copper & Gold, Inc.	6,307	606,859
Nucor Corporation	2,013	136,361
		1,327,854
OIL & GAS—12.1%		
ChevronTexaco Corporation	35,699	3,047,267
Devon Energy Corporation	4,201	438,290
Exxon Mobil Corporation	40,060	3,388,275
Occidental Petroleum Corporation	6,290	460,239
Pioneer Natural Resources Company	141	6,926
Plains Exploration & Production Company (a)	15,108	802,839
The Williams Companies, Inc.	12,095	398,893
		8,542,729
PAPER & FOREST PRODUCTS—0.6%		
Rayonier, Inc.	9,270	402,689
PHARMACEUTICALS & BIOTECHNOLOGY—5.6%		
AmerisourceBergen Corporation	34,455	1,411,966
Amgen Inc. (a)	21,479	897,393
Medco Health Solutions, Inc. (a)	38,636	1,691,870
		4,001,229
REAL ESTATE—4.8%		
Boston Properties, Inc.	19,915	1,833,574
Colonial Properties Trust	5,642	135,690
Forestar Real Estate Group, Inc. (a)	2,790	69,499
Jones Lang LaSalle Incorporated	16,284	1,259,405
The St. Joe Company	1,255	53,877
		3,352,045
RETAILING—3.7%		
Amazon.com, Inc. (a)	5,027	358,425
Big Lots, Inc. (a)	55,060	1,227,838
Hanesbrands, Inc. (a)	34,440	1,005,648
Wal-Mart Stores, Inc.	834	43,935
		2,635,846
ROAD & RAIL—0.2%		
GATX Corporation	999	39,031
Kansas City Southern (a)	1,806	72,439
		111,470
SEMICONDUCTOR EQUIPMENT—1.1%		
Atmel Corporation (a)	6,243	21,726
Cypress Semiconductor Corporation (a)	4,260	100,579
Texas Instruments Inc.	23,468	663,440
		785,745
SOFTWARE & SERVICES—5.2%		
Amdocs Limited (a)	1,515	42,965
Computer Sciences Corporation (a)	36,288	1,480,188
Microsoft Corporation	69,004	1,958,334
Synopsys, Inc. (a)	327	7,426
Yahoo! Inc. (a)	5,468	158,189
		3,647,102

The accompanying notes are an integral part of these financial statements.

QUANT LONG/SHORT FUND

SCHEDULE OF INVESTMENTS (continued)

March 31, 2008

	Shares	Value
TOBACCO—2.4%		
Altria Group, Inc.	23,308	$ 517,437
Philip Morris International Inc. (a)	23,308	1,178,919
		1,696,356
UTILITIES—0.9%		
Nalco Holding Company	29,235	618,320
WIRELESS TELECOMMUNICATIONS—0.2%		
United States Cellular Corporation (a)	2,510	138,050
TOTAL LONG POSITIONS—127.9%		
(Cost $93,751,462) (b)		90,470,972

Short Positions—(28.9%)

	Shares	Value
AIRLINES—(1.9)%		
Aircastle Limited	(10,612)	(119,385)
Copa Holdings, S.A.	(31,659)	(1,206,524)
		(1,325,909)
BANKS—(0.2)%		
Washington Mutual, Inc	(11,732)	(120,840)
COMMERCIAL SERVICES AND SUPPLIES—(0.3)%		
ChoicePoint, Inc. (a)	(43)	(2,047)
Pitney Bowes, Inc.	(2,159)	(75,608)
The Dun & Bradstreet Corporation	(676)	(55,013)
Weight Watchers International, Inc.	(2,362)	(109,431)
		(242,099)
CONSTRUCTION & ENGINEERING—(0.7)%		
Eagle Materials, Inc.	(7,688)	(273,308)
Louisiana-Pacific Corporation	(27,254)	(250,192)
		(523,500)
DIVERSIFIED FINANCIAL SERVICES—(1.5)%		
CapitalSource, Inc.	(13,712)	(132,595)
INVESCO Ltd	(4,035)	(98,293)
The Goldman Sachs Group, Inc.	(5,090)	(841,835)
		(1,072,723)
DIVERSIFIED TELECOMMUNICATION SERVICES—(1.4)%		
Windstream Corporation	(82,051)	(980,509)
ELECTRONIC EQUIPMENT & INSTRUMENTS—(0.2)%		
Diebold, Incorporated	(3,600)	(135,180)
Riverbed Technology, Inc. (a)	(2,518)	(37,417)
		(172,597)
ENERGY EQUIPMENT & SERVICES—(0.3)%		
TETRA Technologies, Inc. (a)	(13,953)	(221,016)
FINANCIAL SERVICES—(0.3)%		
Federal Home Loan Mortgage Corporation	(4,413)	(111,737)
Federal National Mortgage Association	(4,523)	(119,046)
		(230,783)

	Shares	Value
FOOD PRODUCTS—(0.1)%		
Herbalife, Ltd.	(1,499)	$ (71,202)
The J. M. Smucker Company	(554)	(28,038)
		(99,240)
HEALTH CARE EQUIPMENT & SERVICES—(0.4)%		
The Cooper Companies, Inc.	(8,004)	(275,578)
HEALTH CARE PROVIDERS & SERVICES—(2.8)%		
LifePoint Hospitals, Inc. (a)	(21,251)	(583,765)
Lincare Holdings, Inc. (a)	(45,053)	(1,266,440)
Omnicare, Inc.	(6,989)	(126,920)
		(1,977,125)
HOTELS, RESTAURANTS & LEISURE—(0.0)%		
International Speedway Corporation	(710)	(29,252)
HOUSEHOLD DURABLES—(4.2)%		
Centex Corporation	(28,127)	(680,955)
D.R. Horton, Inc.	(33,125)	(521,719)
KB Home	(28,534)	(705,646)
Lennar Corporation	(6,241)	(117,393)
The Ryland Group, Inc.	(28,561)	(939,371)
		(2,965,084)
INSURANCE—(0.4)%		
Leucadia National Corporation	(248)	(11,215)
Nationwide Financial Services, Inc.	(768)	(36,311)
The PMI Group, Inc.	(36,434)	(212,046)
		(259,572)
INTERNET & CATALOG RETAIL—(0.0)%		
Coldwater Creek, Inc. (a)	(5,308)	(26,805)
INVESTMENT SERVICES—(0.6)%		
Merrill Lynch & Company, Inc.	(9,592)	(390,778)
MACHINERY—(0.0)%		
Oshkosh Corporation	(166)	(6,022)
MEDIA—(2.8)%		
Central European Media Enterprises, Ltd. (a)	(15,347)	(1,308,025)
CTC Media, Inc. (a)	(5,357)	(148,657)
DreamWorks Animation SKG, Inc. (a)	(7,139)	(184,043)
Harte-Hanks, Inc.	(16,107)	(220,183)
Hearst-Argyle Television, Inc.	(105)	(2,166)
Idearc, Inc.	(25,836)	(94,043)
		(1,957,117)
OFFICE ELECTROINCIS—(1.3)%		
Zebra Technologies Corporation (a)	(27,972)	(932,027)
OIL & GAS—(1.5)%		
Newfield Exploration Company (a)	(4,429)	(234,073)
Teekay Corporation	(18,765)	(796,949)
		(1,031,022)

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

March 31, 2008

	Shares	Value
PHARMACEUTICAL & BIOTECHNOLOGY—(1.4%)		
APP Pharmaceuticals, Inc. (a)	(335)	$ (4,047)
Mylan, Inc.	(83,161)	(964,668)
PDL BioPharma, Inc. (a)	(3,975)	(42,095)
		(1,010,810)
REAL ESTATE—(1.0%)		
Brandywine Realty Trust	(6,578)	(111,563)
Forest City Enterprises, Inc.	(15,923)	(585,966)
		(697,529)
RETAILING—(1.5%)		
Advance Auto Parts, Inc.	(13,455)	(458,143)
Circuit City Stores, Inc.	(120,324)	(478,890)
Copart, Inc (a)	(1,502)	(58,218)
J. C. Penney Company, Inc.	(830)	(31,299)
		(1,026,550)
SEMICONDUCTOR EQUIPMENT—(2.1%)		
Linear Technology Corporation	(47,334)	(1,452,680)
SOFTWARE & SERVICES—(1.1%)		
Fair Isaac Corporation	(31,893)	(686,337)
Red Hat, Inc. (a)	(2,931)	(53,901)
		(740,238)
TEXTILES AND APPAREL—(0.7%)		
Jones Apparel Group, Inc.	(37,304)	(500,620)
TRADING COMPANIES & DISTRIBUTORS—(0.2%)		
MSC Industrial Direct Co., Inc.	(3,811)	(161,015)
TOTAL SHORT POSITIONS (28.9%)		
(Proceeds $22,147,440) (b)		(20,429,040)
TOTAL LONG POSITIONS 127.9%		$ 90,470,972
TOTAL SHORT POSITIONS (28.9%)		(20,429,040)
TOTAL LONG + SHORT 99.0%		$ 70,041,932
OTHER ASSETS & LIABILITIES (NET)—1.0%		734,239
NET ASSETS—100%		$ 70,776,171

(a) Non-Income producing security

(b) At March 31, 2008, the unrealized appreciation of investments based on aggregate cost for federal tax purposes of $72,420,251 was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 6,412,058
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(8,790,377)
Net unrealized appreciation/(depreciation)	$ (2,378,319)

The percentage of each investment category is calculated as a percentage of net assets.

All long security holdings are held as collateral for short security positions.

SCHEDULE OF INVESTMENTS

March 31, 2008

Common Stock—85.2%

	Shares	Value
BRAZIL—9.5%		
Companhia de Saneamento Basico de Estado de Sao Paolo-SABESP	459,000	$ 10,151,796
Gerdau SA (a)	282,087	8,623,400
Petroleo Brasileiro SA (a)	193,718	16,405,977
Unibanco-Uniao de Bancos Brasileiros SA (b)	80,031	9,334,816
Usinas Siderurgicas de Minas Gerais SA (c)	104,400	5,865,150
		50,381,139
CHINA—14.3%		
Angang Steel Company Limited	2,995,000	6,811,760
Chaoda Modern Argriculture (Holdings) Limited	10,400,400	11,800,489
China Life Insurance Co., Limited	1,004,000	3,451,014
China Mobile Limited	1,222,000	18,183,145
China Petroleum and Chemical Corporation (Sinopec)	10,592,000	9,050,839
China Shipping Development Company, Ltd.	4,106,000	12,899,921
Hopson Development Holdings Limited	3,546,000	5,467,757
Jiangxi Copper Company Limited	1,227,000	2,314,514
Petrochina Company Limited	2,980,000	3,710,473
Shenzhen Investment Limited	5,966,000	2,522,136
		76,212,048
CZECH REPUBLIC—2.5%		
Ceske Energeticke Zavody (CEZ)	175,671	13,380,314
HUNGARY—1.3%		
MOL Hungarian Oil and Gas Nyrt.	17,400	2,275,301
OTP Bank Nyrt.	117,984	4,845,964
		7,121,265
INDIA—2.5%		
Infosys Technologies Limited (a)	79,400	2,840,138
Mahindra & Mahindra Ltd. (b)	118,400	1,977,280
State Bank of India (b)	96,077	8,502,815
		13,320,233
ISRAEL—1.8%		
Partner Communications Company Ltd.	438,714	9,689,160
MALAYSIA—1.4%		
Bumiputra-Commerce Holdings Bhd	2,337,700	7,272,195
MEXICO—6.7%		
America Movil SAB de CV	2,074,410	6,615,164
Consorcio Ara S.A. de CV	4,496,400	4,585,013
Controladora Comercial Mexicana SA de CV	1,485,700	4,192,747
Grupo Mexico SAB de CV	1,639,600	10,896,735
Telefonos De Mexico SAB de CV (Telmex)	4,935,500	9,331,974
		35,621,633

	Shares	Value
PHILIPPINES—0.7%		
First Philippine Holdings Corporation	2,662,800	$ 2,613,713
Petron Corporation	7,805,598	1,065,164
		3,678,877
POLAND—1.0%		
Globe Trade Centre S.A. (c)	307,133	5,167,613
RUSSIA—9.2%		
Gazprom (a)	425,627	21,706,977
JSC MMC Norilsk Nickel (a)	351,000	9,880,650
LUKoil (a)	62,900	5,396,820
SISTEMA JSFC (b)	198,426	6,369,475
Tatneft (b)	44,546	5,790,980
		49,144,902
SOUTH AFRICA—5.7%		
African Bank Investments Limited	2,543,940	8,326,190
MTN Group Limited	609,120	9,201,321
Nampak Limited	912,654	1,838,198
Sasol Ltd.	37,525	1,790,739
Standard Bank Group Limited	374,213	4,053,495
Steinhoff International Holdings Limited	619,758	1,377,663
Tiger Brands Limited	236,093	3,870,852
		30,458,458
SOUTH KOREA—11.6%		
Daelim Industrial Co., Ltd.	75,710	9,670,636
Dongbu Insurance Co., Ltd.	125,500	4,815,469
GS Engineering & Construction Corp.	53,150	7,781,845
Hyundai Marine & Fire Insurance, Co., Ltd.	364,380	7,689,748
Hyundai Heavy Industries Co., Ltd.	36,260	13,565,235
Hyundai Mipo Dockyard Co., Ltd.	19,340	4,345,080
Samsung Electronics Co., Ltd.	2,990	1,880,921
Shinhan Financial Group Co., Ltd.	118,320	6,248,433
SK Holdings Co., Ltd.	14,320	2,053,254
SK Energy Co., Ltd.	35,059	3,610,863
		61,661,484
TAIWAN—11.1%		
AU Optronics Corp.	2,663,262	4,620,020
China Steel Corporation	6,142,920	9,705,892
D-Link Corporation	2,528,784	4,170,315
Delta Electronics Inc.	1,154,493	3,412,613
MediaTek Incorporation	343,087	4,517,349
Nan Ya Plastics Corporation	3,434,000	8,534,275
Powertech Technology Inc.	2,589,900	9,292,421
Siliconware Precision Industries Company	3,207,349	5,384,381
Unimicron Technology Corp.	6,634,000	9,171,579
		58,808,845
THAILAND—3.1%		
PTT Aromatics and Refining Public Company Limited	10,342,939	12,401,015
PTT Public Company Limited	385,100	3,865,066
		16,266,081

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

March 31, 2008

	Shares	Value
TURKEY—2.8%		
Turkcell Iletisim Hizmetleri AS	364,889	$ 3,045,085
Turkiye Garanti Bankasi AS	607,435	2,740,102
Turkiye Sise ve Cam Fabrikalari AS	3,138,678	3,893,556
Yapi ve Kredi Bankasi AS	2,662,323	5,164,118
		14,842,861
TOTAL COMMON STOCK		
(Cost $361,625,202)		453,027,108

Preferred Stock—5.5%

	Shares	Value
BRAZIL—5.5%		
Banco Bradesco SA (a)	430,166	11,941,408
Companhia Vale do Rio Doce (a)	605,452	17,648,926
		29,590,334
TOTAL PREFERRED STOCK		
(Cost $15,531,346)		29,590,334

Exchange Traded Funds—5.8%

	Shares	Value
OTHER—5.8%		
iShares MSCI Emerging Market Index Fund	116,190	15,613,612
Vanguard Emerging Markets ETF	159,900	15,035,397
TOTAL EXCHANGE TRADED FUNDS		
(Cost $30,334,788)		30,649,009

Short Term Investments—2.8%

	Par Value	Value
State Street Bank & Trust Repurchase Agreement 0.05%, 4/01/08, (Dated 3/31/08), Collateralized by $13,740,000 par U.S. Treasury Bond—2%, 1/15/2026, Market Value $15,002,868, Repurchase Proceeds $14,706,020 (Cost $14,706,000)	$14,706,000	$ 14,706,000
TOTAL INVESTMENTS—99.3%		
(Cost $422,197,336) (d)		527,972,451
OTHER ASSETS & LIABILITIES (Net)—0.7%		3,990,058
NET ASSETS—100%		$531,962,509

(a) ADR—American Depositary Receipts
(b) GDR—Global Depositary Receipts
(c) Non-income producing security.
(d) At March 31, 2008, the unrealized appreciation of investments based on aggregate cost for federal tax purposes of $422,205,601 was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$136,340,454
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(30,573,604)
Net unrealized appreciation/(depreciation)	$105,766,850

The percentage of each investment category is calculated as a percentage of net assets.

SECTOR ALLOCATIONS
(as a percentage of Total Common, Preferred Stock, and Exchange Traded Funds)

Financials	19.0%
Energy	17.4%
Materials	16.0%
Telecommunication Services	12.1%
Industrials	9.4%
Information Technology	8.8%
Exchange Traded Funds	6.0%
Utilities	5.1%
Consumer Staples	3.9%
Consumer Discretionary	2.3%

The accompanying notes are an integral part of these financial statements.

QUANT FOREIGN VALUE FUND

SCHEDULE OF INVESTMENTS

March 31, 2008

Common Stock—97.8%

	Shares	Value
AUSTRALIA—1.9%		
BHP Billiton Ltd.	523,850	$ 17,129,849
AUSTRIA—1.9%		
Andritz AG	324,460	17,829,248
BELGIUM—4.1%		
KBC Groep N.V.	146,356	18,999,072
Solvay S.A.	144,780	18,492,455
		37,491,527
CANADA—1.9%		
Methanex Corporation	650,607	17,074,835
CROATIA—0.0%		
Hrvatske telekomunikacije dd (b)	1,584	111,842
FINLAND—11.3%		
Cargotec Corp., Class B (d)	462,050	22,702,666
Kone Corporation OYJ-B	609,600	25,039,082
Konecranes OYJ (d)	632,380	24,385,694
UPM-Kymmene OYJ (d)	436,580	7,762,176
Yit OYJ (d)	854,500	24,267,627
		104,157,245
FRANCE—9.0%		
Christian Dior S.A.	164,673	18,246,078
Compagnie de Saint Gobain S.A.	224,620	18,335,211
Imerys S.A.	257,598	23,648,904
Tecnip S.A.	296,600	23,123,279
		83,353,472
GERMANY—4.1%		
Continental AG	155,337	15,856,501
Hannover Rueckvers	240,500	12,550,450
Muenchener Ruckvers AG	48,700	9,534,487
		37,941,438
IRELAND—10.6%		
Anglo Irish Bank Corporation plc	1,527,922	20,525,194
Bank of Ireland	1,636,139	24,350,824
CRH PLC	477,498	18,100,093
Greencore Group PLC	3,566,889	21,085,904
Smurfit Kappa PLC (b)	1,141,000	13,740,666
		97,802,681
ITALY—0.5%		
Trevi Finanziaria Industriale	247,093	4,994,570
JAPAN—17.7%		
Asahi Breweries Ltd.	1,087,100	22,371,225
Culture Convenience Club Co., Ltd.	1,069,100	5,096,050
Iino Kaiun Kaisha	1,771,600	17,918,246
Kansai Electric Power Company Inc.	630,300	15,653,355
KDDI Corporation	2,356	14,368,156
Maruichi Steel Tube Ltd.	587,600	19,417,985
Meiji Dairies Corporation	3,517,000	21,131,584
Nippon Yusen Kabushiki Kaisha	1,963,000	18,399,439
Showa Denko K.K.	5,524,000	18,586,661
Tokyo Electric Power Company Inc.	398,400	10,632,245
		163,574,946
MEXICO—2.2%		
Cemex S.A. de CV (a)	778,025	$ 20,322,013
NORWAY—3.2%		
Camillo Eitzen & Co. ASA (b)	821,479	10,014,589
DNB Holding ASA	1,296,323	19,703,243
Eitzen Maritime Services ASA (b)	231,851	109,868
		29,827,700
SOUTH AFRICA—6.7%		
Impala Platinum Holdings Ltd.	435,465	16,739,398
Metorex Ltd. (b)	4,759,918	12,211,813
Sappi Ltd.	1,363,183	15,387,184
Sasol Ltd.	354,935	16,937,930
		61,276,325
SOUTH KOREA—3.8%		
Samsung Electronics Company Ltd.	31,785	19,995,007
SK Telecom Company Ltd.	78,593	14,800,418
		34,795,425
SPAIN—2.0%		
Banco Bilbao Vizcaya Argentaria	831,746	18,337,161
SWEDEN—4.8%		
Autoliv Inc. (b)	385,434	19,348,787
Duni AB (b)	568,400	4,497,858
Investor AB	899,856	20,263,785
		44,110,430
THAILAND—1.9%		
Thai Oil Plc	8,032,900	17,859,393
UNITED KINGDOM—10.2%		
Barratt Developments PLC	2,267,039	18,612,948
Bellway PLC	1,099,930	19,502,808
Lloyds TSB Group PLC	2,268,727	20,316,057
Persimmon PLC	1,157,911	17,588,033
Taylor Wimpey PLC	4,907,051	18,268,483
		94,288,329
TOTAL COMMON STOCK		
(Cost $931,762,696)		902,278,429

Short Term Investments—0.3%

	Par Value	Value
United States—0.3%		
General Electric Capital Corporation Commercial Paper, Yield of 2.2%, Maturing on 4/01/2008 (Cost $2,208,000)	$ 2,208,000	$ 2,208,000
TOTAL SHORT TERM INVESTMENTS—0.3%		
(Cost $2,208,000)		2,208,000

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

March 31, 2008

	Par Value	Value
COLLATERAL HELD ON SECURITY LOANS—8.7%		
U.S. Treasury Bond (2.375% interest rate; maturity date 01/15/2025)	$32,575,000	$ 39,639,489
U.S. Treasury Bond (4.25% interest rate; maturity date 8/15/2014)	4,200,000	4,598,275
U.S. Treasury Bond (8.00% interest rate; maturity date 11/15/2021)	65,600,000	35,826,784
TOTAL COLLATERAL ON SECURITY LOANS (Cost $80,064,548)		$ 80,064,548
TOTAL INVESTMENTS—106.8% (Cost $1,014,035,244) (c)		$984,550,977
OTHER ASSETS & LIABILITIES (NET)—(6.8%)		(62,416,307)
NET ASSETS—100%		$922,134,670

(a) ADR—American Depository Receipts
(b) Non-income producing security
(c) At March 31, 2008, the unrealized appreciation of investments based on aggregate cost for federal tax purposes of $1,014,536,849 was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 75,904,504
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(105,890,376)
Net unrealized appreciation/(depreciation)	$ (29,985,872)

(d) Four Finnish securities were on loan at fiscal year end. As of March 31, 2008 the market value of the securities on loan was $78,326,945. The collateral received consisted of U.S. Treasury bonds in the amount of $80,064,548.

The percentage of each investment category is calculated as a percentage of net assets.

SECTOR ALLOCATIONS
(as a percentage of Total Common and Preferred Stock)

Materials	24.2%
Industrials	20.4%
Financials	18.2%
Consumer Discretionary	15.2%
Consumer Staples	7.2%
Energy	6.4%
Telecommunication Services	3.3%
Utilities	2.9%
Information Technology	2.2%

The accompanying notes are an integral part of these financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2008

	Small Cap	Long/Short	Emerging Markets	Foreign Value
Assets:				
Investments at value (Note 2)	$136,969,305	$90,470,972	$513,266,451	$ 982,342,977
Repurchase agreements/commercial paper	11,712,000	—	14,706,000	2,208,000
Foreign currency at value (Cost $1,952,876 for Emerging Markets and $1,111,015 for Foreign Value)	—	—	1,972,549	1,109,964
Cash	1,562	873,247	1,554	621
Dividends, interest and foreign tax reclaims receivable	229,852	75,326	1,669,668	7,408,690
Receivable for investments sold	2,032,619	—	2,541,848	8,895,041
Receivable for shares of beneficial interest sold	99,417	5,726	2,079,651	3,086,043
Unrealized gain/(loss) on forward foreign currency contracts (Note 2)	—	—	17,339	36,672
Other assets	13,863	7,527	7,239	22,387
Total assets	151,058,618	91,432,798	536,262,299	1,005,110,395
Liabilities:				
Securities sold short , at value (proceeds of $22,147,440)	—	20,429,040	—	—
Payable for investments purchased	6,209,521	—	2,645,110	—
Payable for shares of beneficial interest repurchased	412,930	100,090	632,917	1,724,143
Payable to broker on securities sold short	—	9,342	—	—
Payable for compensation of Manager (Note 3)	121,447	60,272	447,961	762,790
Payable for distribution fees (Note 3)	25,347	14,974	103,575	161,959
Payable to custodian	4,584	—	47,132	74,171
Payable to transfer agent (Note 3)	14,393	11,225	72,623	141,602
Payable for collateral received for securities loaned	—	—	—	80,064,548
Payable for foreign capital gain tax	—	—	298,773	—
Payable for dividend expense on securities sold short	—	31,415	—	—
Other accrued expenses	38,900	269	51,699	46,512
Total liabilities	6,827,122	20,656,627	4,299,790	82,975,725
Net Assets	$144,231,496	$70,776,171	$531,962,509	$ 922,134,670
Net Assets Consist Of:				
Shares of beneficial interest	$135,418,716	$73,154,485	$423,400,154	$ 888,576,767
Underdistributed/(overdistributed) net investment income	—	—	1,158,902	4,568,838
Accumulated net realized gain/(loss) on investments and foreign denominated assets, liabilities and currency	423,503	(816,224)	1,943,601	58,443,853
Unrealized appreciation/(depreciation) of investments and foreign denominated assets, liabilities and currency	8,389,277	(1,562,090)	105,459,852	(29,454,788)
Net assets	$144,231,496	$70,776,171	$531,962,509	$ 922,134,670
Investments at cost	$140,292,029	$93,751,462	$422,197,336	$1,014,035,244
Net assets				
Ordinary Shares	$119,949,015	$69,767,333	$491,461,537	$ 781,135,403
Institutional Shares	$ 24,282,481	$ 1,008,838	$ 40,500,972	$ 140,999,267
Shares of beneficial interest outstanding (Unlimited number of shares authorized)				
Ordinary Shares	6,165,963	4,958,086	18,175,858	39,309,823
Institutional Shares	1,110,830	68,583	1,475,156	7,056,997
Net asset value and offering price per share*				
Ordinary Shares	$ 19.45	$ 14.07	$ 27.04	$ 19.87
Institutional Shares	$ 21.86	$ 14.71	$ 27.46	$ 19.98

* A deferred sales charge of 1% of the net asset value of the Ordinary Shares redeemed is withheld and paid to the Distributor. No deferred sales charge is withheld from redemptions of Institutional Shares. A redemption fee of 2% is withheld and paid to the Funds on redemptions of Institutional Shares made within 60 days of purchase. This fee was eliminated on July 29, 2007.

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

Year Ended March 31, 2008

	Small Cap	Long/Short	Emerging Markets	Foreign Value
Investment Income:				
Dividends*	$ 2,964,121	$ 1,271,198	$11,678,349	$ 25,643,482
Interest	116,956	—	167,468	1,193,756
Miscellaneous	—	—	92	—
Total Investment Income	3,081,077	1,271,198	11,845,909	26,837,238
Expenses:				
Dividend expense on securities sold short	—	174,299	—	—
Stock loan fees**	—	121,875	—	—
Compensation of Manager (Note 3)	1,645,633	794,439	4,714,091	11,137,740
Distribution fees, Ordinary Shares (Note 3)	403,387	362,263	1,106,897	2,409,377
Custodian and fund accounting fees	59,347	51,720	562,641	922,060
Transfer agent fees (Note 3):				
Ordinary Shares	233,537	133,511	716,697	1,573,417
Institutional Shares	40,774	2,180	46,006	244,680
Audit and legal	21,368	10,589	61,670	142,923
Registration fees	57,719	36,728	100,052	149,789
Insurance	12,159	5,961	33,923	82,132
Compensation of Trustees (Note 3)	4,539	2,253	11,807	31,303
Printing	26,187	12,723	76,969	173,242
Miscellaneous	38,537	23,067	74,718	163,108
Total expenses before waivers/reimbursements/reductions	2,543,187	1,731,608	7,505,471	17,029,771
Waivers and/or reimbursements of expenses (Note 3)	—	—	—	—
Fees reduced by credits allowed by custodian (Note 3)	(3,112)	(45,535)	(2,505)	(1,592)
Expenses, net	2,540,075	1,686,073	7,502,966	17,028,179
Net investment income/(loss)	541,002	(414,875)	4,342,943	9,809,059
Realized and Unrealized Gain/(loss) on Investments, Foreign Currency, and Foreign Translation:				
Net realized gain/(loss) (Note 2) on:				
Investments	3,687,730	(4,999,904)	14,413,210	114,814,315
Securities sold short transactions	—	5,708,816	—	—
Foreign denominated assets, liabilities, and currency	—	—	(181,837)	(459,159)
Change in unrealized appreciation/(depreciation) of:				
Investments	(32,356,469)	(14,656,597)	25,774,600	(250,172,571)
Securities sold short transactions	—	2,272,511	—	—
Foreign denominated assets, liabilities, and currency	—	—	(196,832)	(4,851)
Net realized and unrealized gain/(loss)	(28,668,739)	(11,675,174)	39,809,141	(135,822,266)
Net increase/(decrease) in net assets from operations	$(28,127,737)	$(12,090,049)	$44,152,084	$(126,013,207)

* Dividends are net of foreign withholding taxes of $1,149,135 for Emerging Markets Fund and $2,259,697 for Foreign Value Fund.

** Stock loan fees of $150,008 are offset by credit for balances of ($28,133) on cash collateral for short sale borrowings at Morgan Stanley, Long/Short Fund's prime broker.

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Small Cap		Long/Short	
	Year Ended March 31, 2008	Year Ended March 31, 2007	Year Ended March 31, 2008	Year Ended March 31, 2007
Increase (Decrease) in Net Assets:				
Operations:				
Net investment income/(loss)	$ 541,002	$ (877,213)	$ (414,875)	$ (87,678)
Net realized gain/(loss) on investments foreign denominated assets, liabilities, and currency	3,687,730	8,372,277	708,912	4,596,528
Unrealized appreciation/(depreciation) of investments, foreign denominated assets, liabilities, and currency	(32,356,469)	6,011,039	(12,384,086)	5,377,165
Net increase/(decrease) from operations	(28,127,737)	13,506,103	(12,090,049)	9,886,015
Distributions to shareholders from:				
Net investment income				
Ordinary Shares	(695,910)	—	—	(110,630)
Institutional Shares	(212,209)	—	—	(6,451)
Net realized gains				
Ordinary Shares	(5,163,768)	(8,077,132)	(2,784,569)	—
Institutional Shares	(912,696)	(737,056)	(40,493)	—
Total Distributions	(6,984,583)	(8,814,188)	(2,825,062)	(117,081)
Fund share transactions (Note 8)	41,945,963	21,528,547	9,036,626	5,925,852
Increase/(decrease) in net assets	6,833,643	26,220,462	(5,878,485)	15,694,786
Net assets beginning of period	137,397,853	111,177,391	76,654,656	60,959,870
Net assets end of period*	$144,231,496	$137,397,853	$70,776,171	$76,654,656
* Includes undistributed net investment income/(loss) of:	$ —	$ —	$ —	$ —

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS (continued)

	Emerging Markets		Foreign Value	
	Year Ended March 31, 2008	Year Ended March 31, 2007	Year Ended March 31, 2008	Year Ended March 31, 2007
Increase (Decrease) in Net Assets:				
Operations:				
Net investment income/(loss)	$ 4,342,943	$ 1,484,658	$ 9,809,059	$ 5,525,023
Net realized gain/(loss) on investments foreign denominated assets, liabilities, and currency	14,231,373	3,615,540	114,355,156	2,473,554
Unrealized appreciation/(depreciation) of investments, foreign denominated assets, liabilities, and currency	25,577,768	36,634,441	(250,177,422)	123,433,501
Net increase/(decrease) from operations	44,152,084	41,734,639	(126,013,207)	131,432,078
Distributions to shareholders from:				
Net investment income				
Ordinary Shares	(2,737,870)	(2,130,462)	(8,306,521)	(1,794,854)
Institutional Shares	(245,672)	(68,884)	(1,625,215)	(448,687)
Net realized gains				
Ordinary Shares	(13,996,034)	(4,665,791)	(47,842,406)	(27,366,385)
Institutional Shares	(912,227)	(124,122)	(7,292,444)	(3,849,548)
Total Distributions	(17,891,803)	(6,989,259)	(65,066,586)	(33,459,474)
Fund share transactions (Note 8)	216,245,548	108,916,113	219,910,761	322,745,234
Increase/(decrease) in net assets	242,505,829	143,661,493	28,830,968	420,717,838
Net assets beginning of period	289,456,680	145,795,187	893,303,702	472,585,864
Net assets end of period*	$531,962,509	$289,456,680	$ 922,134,670	$893,303,702
* Includes undistributed net investment income/(loss) of:	$ 1,158,902	$ —	$ 4,568,838	$ 4,871,970

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

Year Ended March 31, 2008

Increase (Decrease) in cash—

Cash flows from operating activities:

Net increase/(decrease) in net assets from operations	$ (12,090,049)
Purchase of investment securities	(185,098,966)
Sale of investment securities	172,725,467
Decrease in deposits with brokers for short sales	1,199,458
Increase in dividends and interest receivable	(18,937)
Decrease in accrued expenses	(39,799)
Increase in securities sold short	538,965
Increase in dividends payable for securities sold short	31,415
Unrealized appreciation on securities	12,384,086
Net realized gains from investments	4,999,904
Net cash used in operating activities	6,721,593

Cash flows from financing activities:

Proceeds from shares sold	15,485,545
Payment on shares redeemed	(9,129,753)
Cash distributions paid	(199,238)
Net cash provided by financing activities	6,156,554
Net increase/(decrease) in cash	788,098

Cash:

Beginning balance—04/01/07	85,149
Ending balance—03/31/08	$ 873,247

Supplemental disclosure of cash flow information:

Noncash financing activities that are excluded consist of reinvestment of dividend and capital gain distributions of $2,625,824. For purposes of reporting the statement of cash flows, the Fund considers all cash accounts that are not subject to withdrawal restrictions or penalties to be cash equivalents. Securities and Exchange Commission regulations do not require cash flow statements for Small Cap, Emerging Markets and Foreign Value Funds.

The accompanying notes are an integral part of these financial statements.

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Ordinary Shares				
	Years Ending March 31,				
	2008	2007	2006	2005	2004
Net Asset Value, Beginning of Period	$ 23.88	$ 22.99	$ 21.13	$ 19.93	$ 12.44
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.07	(0.19)	(0.22)	(0.24)	(0.19)
Net realized and unrealized gain/(loss) on securities	(3.56)	2.91	5.16	2.18	7.68
Total from Investment Operations	(3.49)	2.72	4.94	1.94	7.49
Less Distributions:					
Dividends from net investment income	(0.11)	—	—	—	—
Distributions from realized capital gains	(0.83)	(1.83)	(3.08)	(0.74)	—
Total Distributions	(0.94)	(1.83)	(3.08)	(0.74)	—
Net Asset Value, End of Period	$ 19.45	$ 23.88	$ 22.99	$ 21.13	$ 19.93
Total Return (d)	(15.17)%	12.01%	24.51%	9.76%	60.21%
Net Assets, End of Period (000's)	$119,949	$124,998	$98,879	$80,199	$69,851
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	1.59%*	1.82%	1.88%	1.98%	2.00%
Net	1.59%*	1.82%	1.88%	1.98%	2.00%
Ratio of net investment income (loss) to average net assets (c)	0.31%	(0.80)%	(1.00)%	(1.17)%	(1.13)%
Portfolio Turnover	39%	41%	57%	43%	67%

* Expense ratio decline from the prior year was the result of the reduction of the 12b-1 fee from 50 basis points to 25 basis points on June 1, 2007.

	Institutional Shares				
	Years Ending March 31,				
	2008	2007	2006	2005	2004
Net Asset Value, Beginning of Period	$ 26.71	$ 25.39	$ 22.96	$ 21.48	$ 13.34
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.12	(0.08)	(0.12)	(0.14)	(0.11)
Net realized and unrealized gain/(loss) on securities	(3.94)	3.23	5.63	2.36	8.25
Total from Investment Operations	(3.82)	3.15	5.51	2.22	8.14
Less Distributions:					
Dividends from net investment income	(0.20)	—	—	—	—
Distributions from realized capital gains	(0.83)	(1.83)	(3.08)	(0.74)	—
Total Distributions	(1.03)	(1.83)	(3.08)	(0.74)	—
Net Asset Value, End of Period	$ 21.86	$ 26.71	$ 25.39	$ 22.96	$ 21.48
Total Return (d)	(14.87)%	12.58%	25.06%	10.37%	61.02%
Net Assets, End of Period (000's)	$ 24,282	$ 12,400	$12,298	$ 9,616	$ 8,089
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	1.30%	1.31%	1.38%	1.48%	1.50%
Net	1.30%	1.31%	1.38%	1.48%	1.50%
Ratio of net investment income (loss) to average net assets (c)	0.45%	(0.30)%	(0.50)%	(0.65)%	(0.63)%
Portfolio Turnover	39%	41%	57%	43%	67%

(a) Per share numbers have been calculated using the average shares method.
(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.
(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the financial statements.
(e) Ratios of expenses to average net assets:
— Gross (total expenses excluding fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
— Net (total expenses less fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

The accompanying notes are an integral part of these financial statements.

QUANT LONG/SHORT FUND

FINANCIAL HIGHLIGHTS (continued)

(For a share outstanding throughout each period)

	Ordinary Shares				
	Years Ended March 31,				
	2008	2007	2006	2005	2004
Net Asset Value, Beginning of Period	$ 17.04	$ 14.76	$ 12.88	$ 12.19	$ 9.58
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	(0.09)	(0.02)	0.03	0.01	(0.02)
Net realized and unrealized gain/(loss) on securities	(2.30)	2.33	1.86	0.68	2.63
Total from Investment Operations	(2.39)	2.31	1.89	0.69	2.61
Less Distributions:					
Dividends from net investment income	—	(0.03)	(0.01)	—	—
Distributions from realized capital gains	(0.58)	—	—	—	—
Total Distributions	(0.58)	(0.03)	(0.01)	—	—
Net Asset Value, End of Period	$ 14.07	$ 17.04	$ 14.76	$ 12.88	$ 12.19
Total Return (d)	(14.43)%	15.63%	14.67%	5.66%	27.24%
Net Assets, End of Period (000's)	$69,767	$75,376	$59,975	$46,015	$43,463
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	2.18%	1.74%	1.65%	1.77%	1.81%
Net	2.12%	1.71%	1.61%	1.76%	1.80%
Ratio of expenses to average net assets (excluding dividend expense on securities sold short): (e)					
Gross	1.96%	1.72%	—	—	—
Net	1.90%	1.69%	—	—	—
Ratio of net investment income (loss) to average net assets (c)	(0.52)%	(0.14)%	0.21%	0.08%	(0.20)%
Portfolio Turnover Excluding Short Positions (f)	171%	83%	105%	160%	180%

	Institutional Shares				
	Years Ending March 31,				
	2008	2007	2006	2005	2004
Net Asset Value, Beginning of Period	$ 17.80	$ 15.40	$ 13.43	$ 12.65	$ 9.90
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	(0.10)	0.06	0.10	0.07	0.03
Net realized and unrealized gain/(loss) on securities	(2.41)	2.44	1.94	0.71	2.72
Total from Investment Operations	(2.51)	2.50	2.04	0.78	2.75
Less Distributions:					
Dividends from net investment income	—	(0.10)	(0.07)	—	—
Distributions from realized capital gains	(0.58)	—	—	—	—
Total Distributions	(0.58)	(0.10)	(0.07)	—	—
Net Asset Value, End of Period	$ 14.71	$ 17.80	$ 15.40	$ 13.43	$ 12.65
Total Return (d)	(14.49)%	16.22%	15.19%	6.17%	27.28%
Net Assets, End of Period (000's)	$ 1,009	$ 1,279	$ 984	$ 825	$ 747
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	2.23%	1.25%	1.16%	1.27%	1.31%
Net	2.17%	1.22%	1.11%	1.26%	1.30%
Ratio of expenses to average net assets (excluding dividend expense on securities sold short): (e)					
Gross	2.01%	1.23%	—	—	—
Net	1.95%	1.20%	—	—	—
Ratio of net investment income (loss) to average net assets (c)	(0.56)%	0.35%	0.71%	0.54%	0.30%
Portfolio Turnover Excluding Short Positions (f)	171%	83%	105%	160%	180%

Note: This fund changed its investment strategy on November 1, 2006 from Growth and Income to Long/Short.
(a)   Per share numbers have been calculated using the average shares method.
(b)   Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c)   Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.
(d)   Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the financial statements.
(e)   Ratios of expenses to average net assets:
   —Gross (total expenses excluding fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
   —Net (total expenses less fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
(f)   Portfolio turnover is calculated on long security positions only. Short positions are generally held for less than one year.

The accompanying notes are an integral part of these financial statements.

FINANCIAL HIGHLIGHTS (continued)

(For a share outstanding throughout each period)

	Ordinary Shares				
	Years Ended March 31,				
	2008	2007	2006	2005	2004
Net Asset Value, Beginning of Period	$ 23.34	$ 19.85	$ 14.23	$ 12.71	$ 6.12
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.26	0.16	0.21	0.14	0.04
Net realized and unrealized gain/(loss) on securities	4.42	4.02	6.28	1.86	6.58
Total from Investment Operations	4.68	4.18	6.49	2.00	6.62
Less Distributions:					
Dividends from net investment income	(0.16)	(0.22)	(0.22)	(0.20)	(0.03)
Distributions from realized capital gains	(0.82)	(0.47)	(0.65)	(0.28)	—
Total Distributions	(0.98)	(0.69)	(0.87)	(0.48)	(0.03)
Net Asset Value, End of Period	$ 27.04	$ 23.34	$ 19.85	$ 14.23	$ 12.71
Total Return (d)	19.35%	21.36%	46.77%	15.89%	108.18%
Net Assets, End of Period (000's)	$491,462	$276,698	$144,088	$61,681	$39,977
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	1.60%	1.67%	1.83%	1.96%	2.07%
Net	1.60%	1.67%	1.83%	1.96%	2.07%
Ratio of net investment income (loss) to average net assets (c)	0.91%	0.77%	1.23%	1.12%	0.39%
Portfolio Turnover	18%	24%	34%	53%	45%

	Institutional Shares				
	Years Ending March 31,				
	2008	2007	2006	2005	2004
Net Asset Value, Beginning of Period	$ 23.67	$ 20.11	$ 14.39	$ 12.82	$ 6.17
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.33	0.21	0.29	0.24	0.04
Net realized and unrealized gain/(loss) on securities	4.50	4.08	6.35	1.84	6.68
Total from Investment Operations	4.83	4.29	6.64	2.08	6.72
Less Distributions:					
Dividends from net investment income	(0.22)	(0.26)	(0.27)	(0.23)	(0.07)
Distributions from realized capital gains	(0.82)	(0.47)	(0.65)	(0.28)	—
Total Distributions	(1.04)	(0.73)	(0.92)	(0.51)	(0.07)
Net Asset Value, End of Period	$ 27.46	$ 23.67	$ 20.11	$ 14.39	$ 12.82
Total Return (d)	19.67%	21.68%	47.39%	16.42%	109.05%
Net Assets, End of Period (000's)	$ 40,501	$ 12,759	$ 1,707	$ 1,082	$ 2,365
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	1.39%	1.41%	1.45%	1.46%	1.57%
Net	1.39%	1.41%	1.45%	1.46%	1.57%
Ratio of net investment income (loss) to average net assets (c)	1.12%	1.02%	1.75%	1.84%	0.36%
Portfolio Turnover	18%	24%	34%	53%	45%

(a) Per share numbers have been calculated using the average shares method.
(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.
(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the financial statements.
(e) Ratios of expenses to average net assets:
—Gross (total expenses excluding fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
—Net (total expenses less fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

The accompanying notes are an integral part of these financial statements.

QUANT FOREIGN VALUE FUND

FINANCIAL HIGHLIGHTS (continued)

(For a share outstanding throughout each period)

| | Ordinary Shares | | | | |
| | Years Ended March 31, | | | | |
	2008	2007	2006	2005	2004
Net Asset Value, Beginning of Period	$ 23.07	$ 19.91	$ 15.92	$ 13.50	$ 7.80
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.19	0.18	0.24(f)	0.15	0.22
Net realized and unrealized gain/(loss) on securities	(2.11)	4.12	3.96	2.66	5.60
Total from Investment Operations	(1.92)	4.30	4.20	2.81	5.82
Less Distributions:					
Dividends from net investment income	(0.19)	(0.07)	(0.13)	(0.12)	(0.12)
Distributions from realized capital gains	(1.09)	(1.07)	(0.08)	(0.27)	—
Total Distributions	(1.28)	(1.14)	(0.21)	(0.39)	(0.12)
Net Asset Value, End of Period	$ 19.87	$ 23.07	$ 19.91	$ 15.92	$ 13.50
Total Return (d)	(8.71)%	22.08%	26.59%	20.99%	74.77%
Net Assets, End of Period (000's)	$781,136	$778,104	$441,614	$202,655	$88,425
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	1.56%	1.60%	1.69%	1.80%	1.81%
Net	1.56%	1.60%	1.69%	1.80%	1.81%
Ratio of net investment income (loss) to average net assets (c)	0.83%	0.88%	1.41%(f)	1.04%	1.90%
Portfolio Turnover	44%	19%	29%	10%	48%

| | Institutional Shares | | | | |
| | Years Ending March 31, | | | | |
	2008	2007	2006	2005	2004
Net Asset Value, Beginning of Period	$ 23.19	$ 20.01	$ 15.98	$ 13.53	$ 7.83
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.26	0.25	0.29(g)	0.17	0.30
Net realized and unrealized gain/(loss) on securities	(2.13)	4.12	3.98	2.70	5.56
Total from Investment Operations	(1.87)	4.37	4.27	2.87	5.86
Less Distributions:					
Dividends from net investment income	(0.25)	(0.12)	(0.16)	(0.15)	(0.16)
Distributions from realized capital gains	(1.09)	(1.07)	(0.08)	(0.27)	—
Total Distributions	(1.34)	(1.19)	(0.24)	(0.42)	(0.16)
Net Asset Value, End of Period	$ 19.98	$ 23.19	$ 20.01	$ 15.98	$ 13.53
Total Return (d)	(8.49)%	22.37%	26.96%	21.35%	75.07%
Net Assets, End of Period (000's)	$140,999	$115,200	$ 30,972	$ 21,317	$11,875
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	1.32%	1.35%	1.45%	1.55%	1.56%
Net	1.32%	1.35%	1.45%	1.55%	1.56%
Ratio of net investment income (loss) to average net assets (c)	1.18%	1.13%	1.70%(g)	1.22%	2.52%
Portfolio Turnover	44%	19%	29%	10%	48%

(a) Per share numbers have been calculated using the average shares method.
(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.
(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the financial statements.
(e) Ratios of expenses to average net assets:
   — Gross (total expenses excluding fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
   — Net (total expenses less fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
(f) Includes non-recurring income of $277,072.
(g) Includes non-recurring income of $22,928.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Organization of the Trust.

The Quantitative Group of Funds d/b/a "Quant Funds" (the "Trust") is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended, as a non-diversified, open-end management investment company. The Trust currently has four series (each a "Fund" and collectively the "Funds") each with a distinct investment objective.

Quant Small Cap Fund ("Small Cap") seeks maximum long-term capital appreciation.

Quant Long/Short Fund ("Long/Short") seeks long-term growth of capital. Prior to November 1, 2006, Quant Long/Short Fund used a long only investment strategy and its investment objective was long-term growth of capital and income.

Quant Emerging Markets Fund ("Emerging Markets") seeks long-term growth of capital.

Quant Foreign Value Fund ("Foreign Value") seeks long-term capital growth and income.

Each Fund offers two classes of shares designated as Ordinary Shares and Institutional Shares. The classes differ principally in their respective sales charges, distribution fees and shareholder servicing fees and arrangements. Each class of shares represents an interest in the same portfolio of investments of the respective Fund and has equal rights to voting, redemptions, dividends and liquidation, except that each class bears its own transfer agent fees and only Ordinary Shares bear distribution (Rule 12b-1) fees and have exclusive voting rights with respect to the distribution plan that has been adopted by Ordinary Share shareholders. There is no distribution plan for Institutional Shares. Only Ordinary Shares may be subject to a deferred sales charge.

At times, a Fund's investments may represent industries or industry sectors that are interrelated or have common risks, making it more susceptible to any economic, political, or regulatory developments or other risks affecting those industries and sectors. To the extent that a Fund is permitted to invest in foreign markets, emerging markets or countries with limited or developing markets such investments may subject the Fund to a greater degree of risk than in the U.S. market or a developed market. Risks associated with these foreign and developing markets include political, social or economic factors and may affect the price of a Fund's investments and income generated by these investments, as well as a Fund's ability to repatriate such amounts. Information regarding each Fund's principal risks is contained in the Fund's prospectus. Please refer to those documents when considering a Fund's risks.

2. Significant Accounting Policies.

Each Fund's financial statements have been prepared in conformity with U.S. generally accepted accounting principles, that require the management of the Funds to, among other things, make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income, expenses and gains and losses on investments during the reporting year. Actual results could differ from those estimates.

The following is a summary of significant accounting policies followed by each Fund in the preparation of its financial statements, which are consistent with those policies generally accepted in the investment company industry.

Security Valuation.

Portfolio securities are valued each business day at the last reported sale price on the principal exchange or market on which they are traded. If there is no such reported sale, the securities generally are valued at the mean between the last reported bid and asked prices. For certain securities, where no such sales have been reported, a Fund may value such securities at the last reported bid price. In the event that there is information suggesting that valuation of such securities based upon bid and/or asked prices may not be accurate, a Fund may value such securities in good faith at fair value in accordance with procedures established by the Funds' Board of Trustees (the "Trustees"), which may include a determination to value such securities at the last reported sales price. Short-term investments that mature in 60 days or less are valued at amortized cost. Securities quoted in foreign currencies are translated into U.S. dollars based upon the prevailing exchange rate on each business day. Other assets and securities for which no quotations are readily available are valued at fair value as determined in good faith using procedures approved by the Trustees. As a result, changes in the value of those currencies in relation to the U.S. dollar may affect a Fund's NAV. Because foreign markets may be open at different times than the New York Stock Exchange, the value of a Fund's shares may change on days when shareholders are not able to buy or sell them. If events materially affecting the values of a Fund's foreign investments occur between the close of foreign markets and the close of regular trading on the New York Stock Exchange, these investments may be valued at their fair value as determined in good faith using procedures approved by the Trustees. For the year ended March 31, 2008 there were no securities fair valued.

Security Transactions and Related Investment Income.

Security transactions are accounted for on the trade date (the date the order to buy or sell is executed). Dividend income, less foreign taxes withheld, is recorded on the ex-dividend date, except that certain dividends from foreign securities where the ex-dividend

NOTES TO FINANCIAL STATEMENTS (continued)

date may have passed are recorded as soon as a Fund becomes aware of the ex-dividend data in the exercise of reasonable diligence. Distributions received on securities that represent a return of capital or a capital gain are recorded as a reduction of cost of investments and/or as a realized gain. Each Fund estimates the components of distributions that may be considered nontaxable distributions or capital gain distributions for tax purposes. Interest income is recorded on the accrual basis and includes accretion of discounts and amortization of premiums. In determining the net gain or loss on securities sold, the cost of securities is determined on the identified cost basis. Each Fund's investment income and realized and unrealized gains and losses are allocated among classes based upon the daily relative net assets.

Repurchase Agreements.

The Funds' custodian takes possession through the federal book-entry system of securities collateralizing repurchase agreements. Collateral is marked-to-market daily to ensure that the market value of the underlying assets remains sufficient to protect the Funds. The Funds may experience costs and delays in liquidating the collateral if the issuer defaults or enters into bankruptcy.

Foreign Currency Transactions.

All monetary items denominated in foreign currencies are translated into U.S. dollars based on the prevailing exchange rate at the close of each business day. Income and expenses denominated in foreign currencies are translated at the prevailing rates of exchange when accrued or incurred.

Reported net realized gains and losses on foreign currency transactions represent net gains and losses from currency gains and losses realized between the trade and settlement dates on investment transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not segregated in the Statement of Operations from the effects of changes in market prices of those securities, but are included with the net realized and unrealized gain or loss on investments.

Forward Foreign Currency Contracts.

The Funds may enter into forward foreign currency contracts to manage their exposure to fluctuations in certain foreign currencies. Emerging Markets Fund and Foreign Value Fund may enter into forward foreign currency contracts for investment purposes as well. A forward currency contract is a commitment to purchase or sell a foreign currency at a future date at a set price. The forward currency contracts are valued at the forward rate and are marked-to-market daily. The change in market value is recorded by the Fund as an unrealized gain or loss. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. In addition to the risks of financial investments mentioned above, risks arise from unanticipated movements in currency values.

Forward Foreign Currency Contracts at 03/31/08:

Quant Emerging Markets Fund

Currency	Local Currency Value	U.S. Dollar Value	Settlement Date	Unrealized Gain/(Loss) In U.S. Dollars
South African Rand	3,509	440	04/01/08	(9)
South African Rand	12,751,400	1,584,911	04/01/08	19,301
South African Rand	12,813,364	1,570,054	04/04/08	(1,953)
			Total	17,339

Quant Foreign Value Fund

Currency	Local Currency Value	U.S. Dollar Value	Settlement Date	Unrealized Gain/(Loss) In U.S. Dollars
Canadian Dollar	4,546,910	4,449,032	04/02/08	23,770
Japanese Yen	238,111,648	2,397,902	04/02/08	12,902
Japanese Yen	208,352,439	2,090,213	04/03/08	—
			Total	36,672

Short Sales.

Quant Long/Short Fund may engage in short sales (selling securities it does not own) as part of its normal investment activities. Upon selling a security short, Long/Short Fund's Custodian will segregate cash, cash equivalents or other appropriate liquid securities in an amount equal to the current market value of the securities sold short and will maintain such collateral until Long/Short

NOTES TO FINANCIAL STATEMENTS (continued)

Fund replaces the borrowed security. Long/Short Fund is required to pay any dividends or interest due on securities sold short. Such dividends and interest are recorded as an expense. Liabilities for securities sold short are valued daily and recorded as unrealized appreciation (depreciation) on investments and securities sold short. Long/Short Fund records realized gain (loss) on a security sold short when a short position is terminated by Long/Short Fund. Long/Short Fund will incur a loss if the price of a security increases between the date of the short sale and the date on which Long/Short Fund replaces the borrowed security. Long/Short will realize a gain if the price of borrowed security declines between the date of a short sale and the date Long/Short Fund replaces the borrowed security.

Securities Lending.

To generate additional income, each Fund, except the Quant Long/Short Fund, may lend up to 30% of its assets pursuant to agreements ("borrower agreements") requiring that the loan be continuously secured by cash or securities. Securities are loaned by eSecLending, as lending agent, to certain pre-approved brokers ("the borrowers"). The borrowers are required to provide cash or securities as collateral against loaned securities in the amount of 105% of the market value of borrowings for the Emerging Markets and Foreign Value Funds, and 102% of the borrowings for the Small Cap Fund. Collateral is marked-to-market daily.

Cash collateral is invested in a registered money market fund or in a comparable unregistered fund that may be managed by the Funds' securities lending agent or one of its affiliates.

Risks such as delay in recovery of securities may occur should the borrower of the securities fail financially or should the value of the securities loaned increase above the value of the collateral received. eSecLending provides indemnification insurance via highly rated third party insurers to cover these potential risks.

At March 31, 2008, the following Fund had collateral and loans outstanding of:

	Value of Collateral	Value of Loaned Securities
Quant Foreign Value Fund	$80,064,548	$78,326,945

Since stock prices are not available until after 4:00 P.M. on any business day, the collateral required for loaned securities on March 31, 2008 was not computed until April 1, 2008. Collateral on April 1, 2008 was $83,899,747, or 107%, of the $78,326,945 of securities on loan at March 31, 2008.

Expenses and Class Allocations.

The majority of the expenses of the Funds are attributed to the individual Fund and Class for which they are incurred. Expenses that are not attributed to a specific Fund are allocated in proportion to the respective net assets of the Funds. Expenses allocable to a Fund are borne pro rata by the holders of both classes of shares of such Fund, except that 12b-1 Plan expenses will not be borne by the holders of Institutional Shares.

Distribution fees on Ordinary Shares are calculated based on the average daily net asset value attributable to the Ordinary Shares of the respective Fund. Institutional Shares are not subject to a distribution plan. Shareholders of each class share all expenses and fees paid to the transfer agent, Quantitative Institutional Services, for its services, which are allocated based on the net assets in each class and the ratable allocation of related out-of-pocket expenses. Income, common expenses and realized and unrealized gains and losses are calculated at the Fund level and allocated daily to each class of shares based on their respective percentage of adjusted net assets at the beginning of the day. (See Note 3)

Distributions to Shareholders.

Distributions to shareholders are recorded as of the ex-dividend date. Distributions paid by each Fund with respect to each class of shares are calculated in the same manner, at the same time, and in the same amount, except that Ordinary Shares incur 12b-1 distribution fees while Institutional Shares do not. Distributions from net investment income for each Fund, if any, are declared and paid annually. Distributions from net realized gains for each Fund, if any, are generally declared and paid annually.

New Accounting Pronouncements.

In July 2006, Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109* (FIN 48) was issued and is effective for fiscal years beginning after December 15, 2006.

FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 required the evaluation of tax positions taken or expected to be taken in the course of preparing the Funds' tax

NOTES TO FINANCIAL STATEMENTS (continued)

returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would have to be recorded as a tax benefit or expense in the current year. Management has analyzed the Funds' tax positions taken on federal income tax returns for all open years (tax years ended March 31, 2005-2008) and has determined that there were no uncertain tax positions to be reflected in the Funds' financial statements at March 31, 2008.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (FAS No. 157). FAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosure about fair value measurements. FAS No. 157 is effective for fiscal years beginning after November 15, 2007. The first reporting period for the Quant Funds will be June 30, 2008.

3. Management Fee, Advisory Contracts and Other Affiliate Transactions.

The Funds have entered into a management agreement (the "Management Agreement") with Quantitative Investment Advisors, Inc. d/b/a Quantitative Advisors (the "Manager"). Compensation of the Manager, for management and administration of the Funds, including selection and monitoring of the portfolio advisors, is paid monthly based on the average daily net asset value of each Fund for the month. The annual rate of such fees is 1.00% of the average daily total net assets of Small Cap, Long/Short, Emerging Markets, and Foreign Value Funds. Prior to November 1, 2006, the annual rate for Long/Short was 0.75% of the average daily net total assets.

Under the Management Agreement, the Manager has agreed to reduce its compensation, and if necessary, assume expenses, with respect to Small Cap to the extent that the total expenses of this Fund individually exceeds 2% of average net assets for any fiscal year. Fund expenses subject to this limitation are exclusive of brokerage, interest, taxes and extraordinary expenses, which include incremental custody costs associated with international securities. Expenses are calculated gross of custody credits, if applicable.

For the twelve months ended March 31, 2008 aggregate management fees were $18,291,903 and no fees were reduced or waived.

The Manager has entered into advisory contracts with the following subadvisors (collectively the "Advisors") to provide investment advisory services to the following Funds: Columbia Partners, L.L.C., Investment Management (Small Cap), Analytic Investors, LLC (Long/Short), PanAgora Asset Management, Inc. (Emerging Markets), and Polaris Capital Management, LLC (Foreign Value). Analytic Investors, LLC replaced SSgA Funds Management, Inc. as the Advisor of the Long/Short Fund on January 2, 2008. This new arrangement was approved by the Board of Trustees on November 27, 2007.

For services rendered, the Manager pays to the Advisor of a Fund a fee based on a percentage of the average daily total net assets of the Fund. The fee for each Fund is determined separately. The fees paid by the Manager to the Advisors of the Funds are as follows: Small Cap – 0.50% of average daily total net assets; Long/Short – 0.45% of the first $100 million and 0.40% of amounts in excess of $100 million; Emerging Markets – 0.40% of average daily total net assets; and Foreign Value – 0.35% of the first $35 million, 0.40% of amounts in excess of $35 million but less than $200 million and 0.50% for assets in excess of $200 million of average daily total net assets. Prior to January 2, 2008 the fees paid to the former Adviser of Long/Short Fund, SSgA Funds Management, Inc. was 0.50% on the first $20 million and 0.35% of amounts in excess of $20 million, with an annual minimum of $25,000.

The Funds have entered into a distribution agreement (the "Distribution Agreement") with U.S. Boston Capital Corporation (the "Distributor"). For its services under the Distribution Agreement, the Distributor received a monthly fee at the annual rate of (i) 0.50% of the average daily net asset value of the Ordinary Shares of Small Cap, which was voluntarily reduced to 0.25% on June 1, 2007, (ii) 0.50% of the daily net asset value of the Ordinary Shares of Long/Short, which was voluntarily reduced to 0.25% on February 1, 2008, (iii) 0.50% of the average daily net asset value of the Ordinary Shares of Emerging Markets, which was voluntarily reduced to 0.25% throughout the year, and (iv) a contractual rate of 0.25% of the average daily net asset value of the Ordinary Shares of Foreign Value.

On February 1, 2008, the Distributor contractually agreed to reduce distribution (Rule 12b-1) fees payable to the Distributor by Small Cap, Long/Short and Emerging Markets from 0.50% to 0.25%.

Holders of Institutional Shares pay no portion of the 12b-1 Plan expenses of the Funds and are not entitled to vote on matters involving the 12b-1 Plan. During the year ended March 31, 2008 the aggregate distribution fees of the Funds were $4,281,924.

A deferred sales charge of 1% of the net asset value of Ordinary Shares redeemed of Small Cap, Long/Short, Emerging Markets and Foreign Value is withheld from the redemption proceeds and paid to the Distributor. The deferred sales charge is not imposed on redemptions of Institutional Shares and certain other transactions. During the twelve months ended March 31, 2008, such fees earned by the Distributor were $236,709.

NOTES TO FINANCIAL STATEMENTS (continued)

Transfer agent functions are provided to the Funds by Quantitative Institutional Services, a division of the Manager (the "Transfer Agent") pursuant to a transfer agent agreement (the "Transfer Agent Agreement"). The Transfer Agent Agreement provides for base fees that are payable to the Transfer Agent at an annual rate of 0.16% of the average daily total net asset value of each class of shares of the Funds and for reimbursement of out of pocket expenses. During the twelve months ended March 31, 2008, the aggregate fees of the Funds were $2,990,802.

The Transfer Agent also provides the Funds with other services consisting of in-house legal services, preparation and review of semi-annual and annual reports and EDGAR administration services. These services are provided as additional services agreed to by the Board of Trustees of the Funds under the provisions of the Transfer Agent Agreement. For the twelve months ended March 31, 2008, aggregate transfer agent fees for these services were $122,480.

The By-Laws of the Trust, as amended from time to time, permit the Board of Trustees of the Funds to approve reimbursement to the Manager for certain costs associated with providing regulatory and compliance services to the Funds. For the twelve months ended March 31, 2008, the Trustees have approved reimbursements that amounted to $144,985.

Custody and fund accounting services are provided by State Street Kansas City. Custody credits generated by interest earned on uninvested cash balances maintained by the Funds are used to offset custodial expenses of the Funds.

For the fiscal year ended March 31, 2008, each Trustee received an annual Trustee's fee of $10,000. The fees are allocated to each Fund in proportion to its respective net assets. Effective April 1, 2008, the Trustees, including the interested Trustee, will receive annual compensation of $21,000. The chairman of the Audit Committee will receive additional annual compensation of $3,000.

4. Purchases and Sales.

During the twelve months ended March 31, 2008, purchases of investment securities other than U.S. Government obligations and short-term investments, for Small Cap, Long/Short, Emerging Markets and Foreign Value were $94,472,202, $185,098,966, $272,853,811, and $660,645,251, respectively. Sales of such securities for the Funds were $60,435,985, $172,725,467, $81,022,136, and $474,142,529, respectively. Securities sold short are excluded from the Long/Short Fund numbers as they are generally held for less than one year.

5. Contingent Liability.

The Trust maintains a joint fidelity bond with the Funds' Transfer Agent through ICI Mutual Insurance Company ("ICI Mutual"). The annual premium is allocated among the Funds and the Transfer Agent. Additionally, the Funds have committed to ICI Mutual up to 300% of the annual premium, one third of which was provided in cash, with each Fund's pro rata portion recorded as an asset. The remainder is secured with an irrevocable letter of credit.

6. Concentration of Risk.

The relatively large investments of Emerging Markets in countries with limited or developing capital markets may involve greater risks than investments in more developed markets and the prices of such investments may be volatile. The consequences of political, social or economic changes in these markets may have disruptive effects on the market prices of the Fund's investments and the income they generate, as well as the Fund's ability to repatriate such amounts.

7. Federal Income Taxes.

It is the policy of the Funds to distribute all of their taxable income within the prescribed time and otherwise comply with the provisions of the Internal Revenue Code ("IRC") applicable to regulated investment companies. Therefore no Federal income tax provision is required.

The tax components of capital shown in the following tables represent: (1) losses or deductions the portfolios may be able to offset against income and gains realized in future years, (2) distribution requirements the portfolios must satisfy under the income tax regulations, and (3) unrealized appreciation or depreciation of investments for federal income tax purposes.

Certain Funds had capital loss carryovers at March 31, 2008. The accumulated capital losses noted in the table may be available to offset future realized capital gains and thereby reduce future taxable gain distributions. Foreign Value acquired capital loss carryovers for federal income tax purposes of $8,053,584 when the net assets of State Street Research International Equity Fund (SSR), a series of State Street Research Financial Trust ("SSR"), were acquired in a merger which occurred on May 2, 2003 pursuant to a Plan of Reorganization approved by the shareholders of SSR on April 25, 2003. Foreign Value is the surviving fund in the merger for purposes of maintaining the financial statements and performance history in the post-reorganization periods and the acquired capital

NOTES TO FINANCIAL STATEMENTS (continued)

loss carryovers may be subject to limitations on their use under the Internal Revenue Code, as amended, and may therefore expire unutilized. As of March 31, 2008 the capital loss carryovers were as follows:

Portfolio	Capital Loss Expires March 31, 2010	Capital Loss Expires March 31, 2011	Capital Loss Expires March 31, 2012	Capital Loss Expires March 31, 2013	Total Capital Loss
Small Cap Fund	$ —	$ —	$ —	$ —	$ —
Long/Short Fund	—	—	—	—	—
Emerging Markets Fund	—	—	—	—	—
Foreign Value Fund	(263,553)	(932,449)	—	—	(1,196,002)

The primary differences between book and tax appreciation or depreciation of investments consist of wash sale loss deferrals, return of capital distributions by real estate investment trusts ("REITs"), mark to market on passive foreign investment companies ("PFICs") held and foreign capital gains taxes accrued. The net tax appreciation/(depreciation) in the table below includes unrealized tax gain/(loss) on foreign currency and investments.

Portfolio	March 31, 2008 Undistributed Ordinary Income	Undistributed Long-Term Gains	Accumulated Capital Losses	Post-October Deferral	Net Tax Appreciation/ (Depreciation)
Small Cap Fund	$ —	$ 422,091	$ —	$ —	$ 8,390,690
Long/Short Fund	—	—	—	—	(2,378,319)
Emerging Markets Fund	1,330,338	1,951,866	—	(154,097)	105,434,248
Foreign Value Fund	4,910,381	59,974,860	(1,196,002)	(138,274)	(29,993,065)

At March 31, 2008, the tax composition of dividends was as follows:

Portfolio	Ordinary Income	Long Term Capital Gains	Tax Return Of Capital
Small Cap Fund	$ 217,958	$ 6,766,625	$ —
Long/Short Fund	—	2,825,062	—
Emerging Markets Fund	7,425,388	10,466,415	—
Foreign Value Fund	9,931,736	55,134,850	—

Capital loss carryovers in the amount of $0, $0, $0, and $1,395,926 were utilized by Small Cap, Long/Short, Emerging Markets and Foreign Value, respectively, during the fiscal year ending March 31, 2008.

Accounting principles generally accepted in the United States require that certain components of net assets be reclassified between financial and tax reporting. These reclassifications have no effect on net assets or net asset value per share. For the year ended March 31, 2008, permanent differences in book and tax accounting have been reclassified to shares of beneficial interest, undistributed/(over-distributed) net investment income and accumulated net realized gain/(loss) on investments and foreign denominated assets, liabilities and currency.

	Increase/(Decrease)		
	Shares of Beneficial Interest	Undistributed/ (Over-Distributed) Net Investment Income	Accumulated Net Gain/ (Loss) on Investments and Foreign Denominated Assets, Liabilities and Currency
Quant Small Cap Fund	$ —	367,117	(367,117)
Quant Long/Short Fund	$(803,625)	414,875	388,750
Quant Emerging Mkts. Fund	$ —	(181,837)	181,837
Quant Foreign Value Fund	$ —	(180,455)	180,455

The permanent differences primarily relate to net operating losses, wash sales, return of capital distributions by real estate investment trusts (REITs), foreign currency reclasses and adjustments for sale of shares in passive foreign investment corporations (PFICs).

NOTES TO FINANCIAL STATEMENTS (continued)

8. Transactions in Shares of Beneficial Interest.

Transactions in shares of beneficial interest were as follows:

	Year Ended March 31, 2008		Year Ended March 31, 2007	
	Shares	Dollars	Shares	Dollars
Small Cap				
Ordinary Shares				
Shares sold	1,740,611	$ 42,043,144	953,368	$ 22,186,587
Shares issued in reinvestment of distributions	244,051	5,552,163	329,592	7,689,374
Shares redeemed	(1,054,081)	(23,511,728)	(348,451)	(8,048,760)
Net Change	930,581	24,083,579	934,509	21,827,201
Institutional Shares				
Shares sold	952,662	25,586,118	135,911	3,538,475
Shares issued in reinvestment of distributions	34,448	879,797	27,407	714,231
Shares redeemed	(340,479)	(8,605,316)	(183,389)	(4,552,491)
Redemption fees	—	1,785	—	1,131
Net Change	646,631	17,862,384	(20,071)	(298,654)
Total Net Change For Fund		$ 41,945,963		$ 21,528,547
Long/Short				
Ordinary Shares				
Shares sold	921,368	$ 15,283,887	683,703	$ 10,810,200
Shares issued in reinvestment of distributions	162,497	2,585,330	6,310	104,870
Shares redeemed	(549,738)	(8,781,876)	(330,389)	(5,124,566)
Net Change	534,127	9,087,341	359,624	5,790,504
Institutional Shares				
Shares sold	10,341	187,384	7,690	130,513
Shares issued in reinvestment of distributions	2,428	40,493	372	6,451
Shares redeemed	(16,052)	(278,592)	(105)	(1,617)
Redemption fees	—	—	—	1
Net Change	(3,283)	(50,715)	7,957	135,348
Total Net Change For Fund		$ 9,036,626		$ 5,925,852
Emerging Markets				
Ordinary Shares				
Shares sold	12,479,147	$366,999,287	6,811,013	$143,688,252
Shares issued in reinvestment of distributions	496,720	16,083,794	304,486	6,561,672
Shares redeemed	(6,657,410)	(194,403,433)	(2,517,124)	(51,086,597)
Net Change	6,318,457	188,679,648	4,598,375	99,163,327
Institutional Shares				
Shares sold	1,309,790	38,527,679	465,283	10,002,242
Shares issued in reinvestment of distributions	35,236	1,157,848	8,841	193,006
Shares redeemed	(408,965)	(12,123,141)	(19,919)	(444,789)
Redemption fees	—	3,514	—	2,327
Net Change	936,061	27,565,900	454,205	9,752,786
Total Net Change For Fund		$ 216,245,548		$ 108,916,113

NOTES TO FINANCIAL STATEMENTS (continued)

	Year Ended March 31, 2008		Year Ended March 31, 2007	
	Shares	Dollars	Shares	Dollars
Foreign Value				
Ordinary Shares				
Shares sold	26,503,037	$ 611,689,722	15,336,477	$ 327,075,272
Shares issued in reinvestment of distributions	2,546,681	54,549,910	1,320,453	28,020,004
Shares redeemed	(23,460,731)	(496,738,229)	(5,111,094)	(104,933,240)
Net Change	5,588,987	169,501,403	11,545,836	250,162,036
Institutional Shares				
Shares sold	4,720,359	108,421,800	3,391,983	71,945,944
Shares issued in reinvestment of distributions	356,499	7,671,854	187,569	3,997,093
Shares redeemed	(2,987,574)	(65,693,840)	(159,948)	(3,366,356)
Redemption fees	—	9,544	—	6,517
Net Change	2,089,284	50,409,358	3,419,604	72,583,198
Total Net Change For Fund		$ 219,910,761		$ 322,745,234

Change in Principal Accountants

Effective October 31, 2007 the Quant Funds changed its independent registered public accounting firm from PricewaterhouseCoopers LLP ("PWC") to Tait, Weller & Baker LLP ("Tait Weller"). The selection of Tait Weller was made by the Audit Committee of the Board of Trustees and ratified by the full Board of Trustees.

The audit reports of PricewaterhouseCoopers LLP on the Funds' financial statements as of and for the years ended March 31, 2006 and 2007 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the two fiscal years ended March 31, 2006 and 2007 the subsequent interim period through October 31, 2007, there were no reportable events or disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference in connection with their opinion to the subject matter of the disagreements.

Federal Tax Information

Designation Requirements at March 31, 2008.

Qualified Dividend Income Percentage	
Small Cap Fund	100%
Emerging Markets Fund	100%
Foreign Value Fund	100%

Subsequent Events

Effective May 1, 2008, the Quant Funds launched a new international equity fund called the Quant Foreign Value Small Cap Fund. Financial information regarding the Quant Foreign Value Small Cap Fund will be provided in the next report to shareholders.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Trustees of the Quantitative Group of Funds d/b/a Quant Funds

We have audited the accompanying statements of assets and liabilities of the Quantitative Group of Funds (the "Funds"), including the schedules of investments, as of March 31, 2008, and the related statements of operations, the statements of changes in net assets, the statement of cash flows of the Quant Long/Short Fund and the financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The statements of changes in net assets for the year ended March 31, 2007 and the financial highlights for each of the four years in the period then ended were audited by other auditors whose report dated May 24, 2007 expressed an unqualified opinion on such statements and financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of the Funds' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of March 31, 2008 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Funds as of March 31, 2008, the results of their operations, the changes in their net assets, the statement of cash flows of the Quant Long/Short Fund and the financial highlights for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP
Philadelphia, Pennsylvania
May 16, 2008

INFORMATION FOR SHAREHOLDERS

Quarterly Portfolio Disclosure

Each Quant Fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (SEC) for the first and third quarters of each fiscal year on Form N-Q. The Funds' Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. (Call 1-800-SEC-0330 for more information). For a complete list of a fund's portfolio holdings, you may also view the most recent quarterly holdings report, semi-annual report or annual report on the Quant Funds' web site at www.quantfunds.com.

Portfolio Proxy Voting Policies and Information

Information on the Quant Funds proxy voting policies and on how the Quant Funds voted proxies related to portfolio securities for the 12-month period ended June 30 is available without charge online at www.quantfunds.com and at www.sec.gov. You may also call 1-800-326-2151 to request a free copy of the proxy voting information or the proxy voting policies.

Household Delivery of Fund Documents

With your consent, Quant may send a single proxy statement, prospectus and shareholder report to your residence for you and any other member of your household who has an account with the Quant Funds. If you wish to revoke your consent to this practice, you may do so by notifying Quant, by phone or in writing (see "For Account Information"). Quant will begin mailing separate proxy statements, prospectuses and shareholder reports to you within 30 days after receiving your notice.

PRIVACY POLICY

Please read this important notice about the privacy of our customers' personal information from Quantitative Investment Advisors, Inc., Quantitative Group of Funds, and U.S. Boston Capital Corporation (collectively, "Quantitative").

Quantitative Respects Your Privacy

Quantitative considers the privacy of our customers and former customers a matter of great importance. We respect your privacy and believe that any nonpublic personal information we have should be treated with the highest regard for its confidentiality. Nonpublic personal information includes much of the information you provide to us and the related information about you and your transactions involving your Quantitative investment products or services. Examples of nonpublic personal information include the information you provide on new account applications for Quantitative investment products or services, your share balance or transactional history and the fact that you are a shareholder or client of Quantitative.

Quantitative Privacy Policy

As noted above, Quantitative places a high priority on protecting the privacy of its customers' financial information and other personal details. This Privacy Policy outlines our guidelines and practices for how we collect, use and protect information about individual customers.

Employees. Quantitative employees understand that they must keep your personal and financial information confidential when they have access to it and when they see it as they communicate with you and process transactions on your or your financial intermediary's instructions. Employees are required to refrain from disclosing information to unauthorized persons.

Vendors. When Quantitative hires vendors, such as mail houses or data processors, to assist in delivering services to clients, we require these vendors to commit contractually to keep the information they handle in strict confidence.

PRIVACY POLICY (continued)

Your Personal Information

We collect and record personal information that customers provide:

- on forms and applications
- through electronic media
- through information (commonly referred to as "cookies") collected from the Web browser of your PC that allows our website to recognize your browser

- by telephone
- in correspondence

We also collect and record information from:

- your financial advisor
- other firms, such as those from whom you transfer assets

- your transactions with us and our affiliates
- third parties who may notify us of your change of address

Personal information may include:

- names
- phone numbers
- other account information

- addresses
- Social Security and/or Tax ID numbers
- your investments in the Quantitative Group of Funds, such as your account balance and transaction activity

How Quantitative Uses Information

Quantitative gathers information to help us find better ways to serve clients and enhance other products and programs. For instance,

- we may share information with our affiliates when providing services to you or the Quantitative Group of Funds;
- we may use information to send notices to you about products and services that we feel might interest you; or
- we may employ an unaffiliated company to survey all our customers about our products or the quality of our communications or services.

Information gathered on clients is not sold to other firms, such as direct marketers. The details Quantitative collects will not generate any correspondence, e-mails or phone calls from unaffiliated marketers.

Quantitative may have to provide information to legally authorized agencies or individuals, such as the Securities and Exchange Commission, Internal Revenue Service or other regulatory agencies, or as otherwise required by law. We also share client information with firms that we contracted with to deliver services to our customers or to other financial institutions with which we have joint marketing arrangements. We do not disclose any nonpublic personal information about customers or former customers to other parties, except as permitted by law. As noted above, however, these firms have contractually committed to protect the confidentiality of all Quantitative information to which they have access.

We will send customers an updated Privacy Policy each year.

Security

Quantitative maintains physical, electronic and procedural safeguards that meet federal standards for guarding customer information.

We employ various forms of Internet security, such as

- data encryption
- Secure Sockets Layer (SSL) protocol
- user names and passwords

Passwords. If you access information through the Quantitative Group of Funds' web site, www.quantfunds.com, you should not give your user name or passwords to anyone for any reason. Choosing to provide this information to a third party invites problems and puts the confidentiality of your personal information at risk.

PRIVACY POLICY (continued)

External Links

To provide you with more information that may be helpful, the Quantitative Group of Funds web site may contain links to other web sites that are not affiliated with or maintained by Quantitative. Quantitative does not monitor the privacy practices of these third-party sites, and we do not exercise any authority over the sites. As a result, Quantitative does not assume any responsibility for the content or data collection policies of the sites. When you access any of these third-party sites, Quantitative cannot guarantee that your privacy will be protected in the same way as it is on the Quantitative Group of Funds' web site.

Changes to the privacy policy

Quantitative reserves the right to change, modify, add or remove portions of this privacy policy as permitted by law at any time. Customers may want to review the policy periodically for changes. Customers can review the privacy policy by clicking on the link that appears on the www.quantfunds.com home page.

Questions. If you have any questions or concerns about maintaining the privacy of your customer information at Quantitative, please contact us at 800-326-2151 Monday through Friday, between the hours of 9:00 am and 5:00 pm Eastern Time.

This policy is effective September 30, 2005.

MANAGEMENT CONTRACT AND ADVISORY CONTRACT APPROVAL

Quant Long/Short Fund (Formerly Quant Growth and Income Fund) – Analytic Investors, LLC

The Board of Trustees, at an in-person meeting held on November 27, 2007, considered the Manager's recommendation that the Board approve a new sub-advisory agreement for the Fund with Analytic Investors, LLC ("Analytic Agreement"). In approving the Analytic Agreement at the in-person meeting, the Board of Trustees considered a number of factors, including but not limited to: (1) the nature, extent and quality of the services to be provided by Analytic; (2) the investment performance of the Fund; (3) the costs of the services to be provided and profits to be realized by Analytic and its affiliates from the relationship with the Fund; (4) any economies of scale that would be realized as the Fund grows; and (5) whether fee levels reflect these economies of scale for the benefit of Fund investors. The Board upon initial consideration or renewal of a sub-advisory agreement considers comparisons of the services to be rendered and the amounts to be paid under the agreement with those under other investment advisory contracts.

Investment Compliance and Performance. The Board of Trustees, including the non-interested Trustees, reviewed Analytic's investment performance managing mandates similar to that which will be employed by Quant Long/Short Fund, as well as the performance of the Fund as managed by SSgA, the subadviser being replaced, a peer group of mutual funds, and the performance of an appropriate index or combination of indices.

The Trustees noted that Analytic's performance running a long/short strategy is superior to that of SSgA in managing Quant Long/Short Fund. The Trustees also noted that this performance record compares favorably to the other long/short managers and to Quant Long/Short Fund's benchmark securities index.

Fees and Expenses. The Board of Trustees, including the non-interested Trustees, considered the Fund's management fee, subadvisory fee and expense ratio compared with the management fees, subadvisory fees and expense ratios of a peer group of funds. It also considered the amount and nature of fees paid by shareholders.

The Trustees noted that the Fund's fee structure and expense ratio are low compared with a peer group of funds and that the increase in subadvisory fees at current and future expected higher asset levels would not result in any additional expenses to Quant Long/Short Fund. Such increased fees would instead be borne by Quantitative Advisors and would in fact reduce its revenues and hence its profitability on the management contract for Quant Long/Short Fund at these asset levels.

MANAGEMENT CONTRACT AND ADVISORY CONTRACT APPROVAL (continued)

Subadvisor's Personnel and Methods. The Board of Trustees, including the non-interested Trustees, reviewed the background of the Fund's portfolio manager and the Fund's investment objective and strategy. The non-interested Trustees have also had discussions with senior management and/or reviewed a questionnaire prepared by senior management of the subadviser responsible for the Fund's investment program. Among other things, the Trustees considered the size, education and experience of the subadviser's investment staff and the subadviser's approach to recruiting, training and retaining portfolio managers and other research, advisory and management personnel.

Nature and Quality of Other Services. The Board of Trustees, including the non-interested Trustees, considered the nature, quality, cost and extent of advisory services to be performed by the subadviser (and affiliated companies, if any) under the Advisory Agreement. The Board of Trustees considered the ability of Analytic to work cooperatively with Quantitative Advisors and the officers of the Fund on both investment and compliance and administrative matters.

Economies of Scale. The Board of Trustees, including the non-interested Trustees, considered whether there have been economies of scale in respect of the subadviser's services to the Fund, whether the Fund has appropriately benefited from any economies of scale, and whether there is potential for realization of any further economies of scale. In this regard, the Trustees noted that the fee levels and breakpoints in the proposed subadvisory fee schedule would not result in any increase in expenses to the Fund's at increased asset levels and would result in lower revenues and profits to Quantitative Advisors at current and expected increased future asset levels.

Other Benefits to the Subadviser. The Board of Trustees, including the non-interested Trustees, also considered the character and amount of fees paid by the Fund and the Fund's shareholders for services provided by the subadviser (and its affiliates, if any). It also considered the allocation (if any) of fund brokerage to brokers affiliated with the subadviser, and benefits to the subadviser from the use of "soft" commission dollars (if any) to pay for research and brokerage services. The Board of Trustees, including the non-interested Trustees, considered the "fall-out" benefits that accrue to the subadviser.

TRUSTEES AND OFFICERS

The business address of each non-interested Trustee is c/o Quant Funds, 55 Old Bedford Road, Lincoln, MA 01773. Each Trustee and officer holds office until his or her successor is chosen and qualified or until his or her earlier death, resignation, retirement or removal. Messrs. Armstrong, Bulbrook, and Marshall are members of the Funds' Audit Committee. Mr. Marshall is the Chair of the Audit Committee. The Fund's Statement of Additional Information ("SAI") includes additional information about the Fund Trustees and is available without charge, upon request. To obtain a free copy of the current SAI, please access the Funds' web site at www.quantfunds.com or call shareholder services at 1-800-326-2141.

Name and (Age)	Position(s) Held With Funds, Term of Office And Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Non-Interested Trustees				
Robert M. Armstrong (69)	Trustee (1985 to Present)	Independent financial and career consulting services	4	NewPage Corporation; NewPage Holding Corporation
John M. Bulbrook (65)	Trustee (1985 to Present)	CEO and Treasurer, John M. Bulbrook Insurance Agency, Inc.	4	John M. Bulbrook Insurance Agency, Inc.
Edward E. Burrows (75)	Trustee (1985 to Present)	Independent consulting actuary-employee benefit plans	4	None
William H. Dunlap (57)	Trustee 10/17/2006 to Present	President, EQ Rider, Inc.; Principal, William H. Dunlap & Company (consulting firm)	4	Merrimack County Savings Bank
Clinton S. Marshall (50)	Trustee (April 2003 to Present)	Owner, Coastal CFO Solutions, CFO, Fore River Company, Finance Director, Northern York County Family YMCA, CFO, Great Works Internet, CFO, Holographix, CFO.	4	Great Works Internet
Interested Trustees and Officers				
Willard L. Umphrey* (66)	Trustee, President, Chairman (1985 to Present)	Director, U.S. Boston Capital Corporation; President, Quantitative Investment Advisors, Inc.	4	U.S. Boston Corporation; U.S. Boston Asset Management Corporation; Quantitative Investment Advisors, Inc.; Sugarbush Solutions, Inc., USB Corporation; USB Greenville-86, Inc.; USB Atlantic Associates, Inc.; U.S. Boston Insurance Agency, Inc.; U.S. Boston Capital Corporation; Pear Tree Partners Management, LLC; Waterfront Parking Corporation

TRUSTEES AND OFFICERS (continued)

Name and (Age)	Position(s) Held With Funds, Term of Office And Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Interested Trustees and Officers (continued)				
Leon Okurowski (65)	Vice President and Treasurer (1985 to Present)	Director and Vice President, U.S. Boston Capital Corporation; Treasurer, Quantitative Investment Advisors, Inc.; Trustee, Quant Funds (4/17/1985-9/30/2004)	N/A	Everest USB Canadian Storage, Inc.; Quantitative Investment Advisors, Inc.; Sugarbush Solutions, Inc. U.S. Boston Corporation; U.S. Boston Asset Management Corporation; USB Corporation; USB Everest Management, LLC; USB Everest Storage LLC; USB Greenville-86, Inc.; USB Atlantic Associates, Inc.; U.S. Boston Insurance Agency, Inc.; U.S. Boston Capital Corporation
Deborah A. Kessinger (45)	Assistant Clerk (April 2005 to present), Chief Compliance Officer (December 2005 to present)	Senior Counsel (since 9/2004) and Chief Compliance Officer (since 12/2005), U.S. Boston Capital Corporation; Senior Counsel (since 9/2004), Chief Compliance Officer (since 11/2006) and President (since August 2007), Quantitative Investment Advisors, Inc.; Chief Compliance Officer and General Counsel, Wainwright Investment Counsel, LLC (2000-2004); Compliance Attorney, Forefield, Inc. (2001-2004) and Compliance Consultant (2007-Present)	N/A	None
Sandra I. Madden (41)	Clerk and Chief Legal Officer (Since April 2008)	Senior Counsel (Since 3/2008), Quantitative Investment Advisors, Inc.; Counsel (8/2005-3/2008) MetLife Advisers LLC; Sr. Associate Counsel (1999-2005) Investors Bank and Trust (financial services provider).	N/A	None

* Trustee has been determined to be an "Interested Trustee" by virtue of, among other things, affiliation with one or more of the trust, the Fund's investment advisor, Quantitative Advisors and the Fund's distributor, U.S. Boston Capital Corporation.

NOTES

NOTES

NOTES

QUANT FUNDS

SERVICE PROVIDERS

Manager	Quantitative Advisors, 55 Old Bedford Road, Lincoln, MA 01772
Advisers	Columbia Partners, L.L.C., Investment Management, 5425 Wisconsin Avenue, Suite 700, Chevy Chase, MD 20815
	Analytic Investors, LLC, 555 West Fifth Street, 50th Floor, Los Angeles, CA 90013
	PanAgora Asset Management, Inc., 260 Franklin Street, Boston, MA 02110
	Polaris Capital Management, LLC, 125 Summer Street, Boston, MA 02110
Distributor	U.S. Boston Capital Corporation, 55 Old Bedford Road, Lincoln, MA 01773
Custodian	State Street Kansas City, 801 Pennsylvania Avenue, Kansas City, MO 64105
Fund Accountant	State Street Kansas City, 801 Pennsylvania Avenue, Kansas City, MO 64105
Transfer Agent	Quantitative Institutional Services, 55 Old Bedford Road, Lincoln, MA 01773
Independent Registered Public Accounting Firm	Tait, Weller & Baker LLP, 1818 Market Street, Suite 2400 Philadelphia, PA 19103
Legal Counsel	Kirkpatrick & Lockhart Preston Gates Ellis LLP, State Street Financial Center, One Lincoln Street, Boston, MA 02111
For Account Information	For Quant Funds information, contact your financial adviser or, if you receive account statements directly from Quant Funds, you can also call 1-800-326-2151. Telephone representatives are available from 9:00 a.m. to 5:00 p.m. Eastern Time. Or visit our website, www.quantfunds.com.



PRSRT STD
U.S. POSTAGE
PAID
AYER, MA
PERMIT NO. 9

Quant Funds
55 Old Bedford Road
Lincoln, MA 01773
www.quantfunds.com
Address Service Requested



Printed on Recycled Paper

© 2008 U.S. Boston Capital Corporation
Distributor of the Quant Funds
Member FINRA, SIPC